Exhibit 99.1

A SOLID FOUNDATION FOR THE FUTURE

Stantec Inc.
2009 Third Quarter Report

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009, AND 2008

Stantec

Contents
Report to Shareholders	i
Management’s Discussion and Analysis
Caution Regarding Forward-Looking Statements	M-1
Vision, Core Business, and Strategy	M-4
Results	M-5
Summary of Quarterly Results	M-19
Liquidity and Capital Resources	M-21
Other	M-23
Outlook	M-25
Critical Accounting Estimates, Developments,
and Measures	M-25
Controls and Procedures	M-27
Risk Factors	M-28
Unaudited Interim Consolidated Financial Statements
Consolidated Balance Sheets	F-1
Consolidated Statements of Income	F-2
Consolidated Statements of Shareholders’ Equity
and Comprehensive Income	F-3
Consolidated Statements of Cash Flows	F-4
Notes to the Unaudited Interim Consolidated
Financial Statements	F-5

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. Continually striving to balance economic, environmental, and social responsibilities, we are recognized as a world-class leader and innovator in the delivery of sustainable solutions. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond.

In simple terms, the world of Stantec is the water we drink, the routes we travel, the buildings we visit, the industries in which we work, and the neighborhoods we call home.

Our services are offered through approximately 10,000 employees operating out of more than 130 locations in North America. Stantec trades on the TSX and NYSE under the symbol STN.

Stantec is One Team providing Infinite Solutions.

Report to Shareholders

Third Quarter 2009 Financial Highlights

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Gross revenue for the third quarter of 2009 increased 10.5% to $384.2 million, compared to $347.6 million for the third quarter of 2008. On a year-to-date basis, gross revenue increased 19.8% to $1.18 billion.

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Net revenue for the third quarter of 2009 increased 6.1% to $306.7 million, compared to $289.2 million for the third quarter of 2008. On a year-to-date basis, net revenue increased 16.2% to $968.1 million.

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During the third quarter of 2009, we recorded a $35.0 million impairment charge to goodwill due to the impact of depressed economic conditions on our US West operations, particularly on our Urban Land practice. The goodwill impairment charge is non-cash in nature and does not affect our liquidity, cash flows from operating activities, or debt covenants and will not impact our future operations.

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As a result of the $35.0 million goodwill impairment charge, there was a $10.0 million net loss for the third quarter of 2009, compared to a $30.0 million net loss for the third quarter of 2008. On a year-to-date basis, net income was $33.0 million.

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As a result of the $35.0 million goodwill impairment charge, diluted earnings per share for the third quarter of 2009 were a loss of $0.22, versus a loss of $0.66 for the third quarter of 2008. On a year-to-date basis, diluted earnings per share were $0.72.

I am pleased to report that during the third quarter of 2009 we continued to manage our business effectively in a difficult economic environment. Gross revenue for the quarter was $384.2 million, and net revenue was $306.7 million, representing increases of 10.5% and 6.1%, respectively, compared to the third quarter of 2008. On a year-to-date basis, gross revenue was $1.18 billion, and net revenue was $968.1 million, representing increases of 19.8% and 16.2% compared to last year. Our financial results improved from the third quarter of 2008 and on a year-to-date basis excluding the impact of non-cash goodwill impairment charges of $35.0 million in the third quarter of 2009 and of $53.0 million in the third quarter of 2008. Excluding this impact, net income was $25.0 million in the third quarter of 2009 versus $23.0 million in the third quarter of 2008, and diluted earnings per share were $0.55 versus $0.50.

Project awards during the quarter demonstrated our ability to differentiate ourselves in the marketplace by offering specialty services that add value to our clients’ projects. In the Environment area, we continue to obtain significant contracts in the dam and levee inspection, wastewater treatment, and sewer management markets. In the United States, we have secured several long-term multimillion-dollar indefinite delivery/indefinite quantity contracts under which we are conducting multidisciplinary engineering (civil, geotechnical, mechanical, and electrical) inspections of over 500 miles (805 kilometres) of levees and more than 100 pump stations in Arkansas, Indiana, Kansas, Missouri, Oklahoma, West Virginia, and Kentucky for the U.S. Army Corps of Engineers (USACE). Funded partly by the American Recovery and Reinvestment Act of 2009 (ARRA), this work is a component of the USACE’s Levee Safety Program, which involves the independent inspection and evaluation of approximately 1,400 federally authorized levee systems. During the third quarter, we were also chosen to provide preliminary and detailed design and resident engineering services for a 25-megalitre-per-day (6.6-million-US-gallon-per-day) expansion of the wastewater treatment plant in Red Deer, Alberta. When complete in 2013, the expanded plant will service the city of Red Deer and rural communities up to 80 kilometres (50 miles) to the south and permit four smaller wastewater treatment plants that discharge into the Red Deer River upstream of the city to be decommissioned. Also significant was an assignment to design a proposed 108-inch (274-centimetre)-wide, 5,200-linear-foot (1,600-linear-metre)-long wet weather storage pipeline for the City of Toledo, Ohio. The installation of this pipeline will eliminate the need for one combined sewer overflow (CSO) location in the City’s wastewater collection system and result in modifications to another CSO control structure.

i

New project activity in the Urban Land area underscored our focus on providing value-added specialty services and expanding our work in the public sector. For example, we have been awarded a five-year contract with the US federal government to provide three-dimensional laser scanning services to the U.S. General Services Administration (GSA), the government body that oversees the construction and management of federal buildings throughout the United States. This surveying program—which is the GSA’s first nationwide indefinite quantity contract—will cover 1,400 buildings and help the government manage its building data more efficiently. We were also given the job of completing the surveying, site and civil engineering, and geotechnical investigations required for developing vacant lots owned by the Philadelphia Housing Authority as part of the Mantua Revitalization Phases I and II project. Together, the two phases of this brownfield redevelopment (funded by the US stimulus package) will involve the construction of 101 accessible rental units, including walk-up apartments, duplexes, and triplexes, for low- and moderate-income individuals and families. Other site improvements will include a common gated, landscaped courtyard area, rear- and front-yard landscaping, site lighting, site railings and fencing, concrete walks, and patios.

New project awards in the Transportation area highlighted some of the specialty services we offer to the commuter rail and public transit markets. In the third quarter, we were awarded a contract with the U.S. Department of Transportation Federal Transit Administration (FTA) to provide project management oversight services for work completed by its funding grantees—transportation and transit agencies across the United States—over the next five years. Our responsibilities will include reviewing, auditing, monitoring, and reporting on project implementation plans and processes to ensure that FTA-funded projects are adequately staffed and managed and efficiently and effectively executed. We also secured a contract with the City of Charlotte, North Carolina, calling on our expertise in intelligent transportation systems engineering. The work will involve routing fiber-optic cable and locating closed-circuit television cameras for monitoring traffic for 6.2 miles (10 kilometres) along East Boulevard, Harris Boulevard, and Statesville Avenue. In addition, we obtained some small transportation assignments related to both the US and Canadian stimulus packages. In midtown Manhattan, we were contracted by the Moynihan Station Development Corporation to conduct traffic and transit analyses for a railroad station improvement and development project at the Farley Post Office Building across the street from Penn Station and Madison Square Garden. The project will serve Amtrak’s Northeast Corridor and Empire Corridor rail lines and is eligible for funding from the Transportation Investment Generating Economic Recovery, or TIGER, grant program through the ARRA. And in the Elmira, Ontario, area, we were charged with completing the detailed design, along with providing contract administration and inspection services, for the reconstruction of various local roadways in and around Samuel Street for the Township of Woolwich. This work, which will extend over a year, is a direct result of stimulus funding for infrastructure projects in Canada.

New contracts in the Industrial area reflected our continuing role in designing facilities for major clients in the power and resources sectors, including an assignment to provide multidiscipline engineering design services, such as three-dimensional modeling, for two crude oil storage terminal expansions for Enbridge Pipelines in southern Saskatchewan. The expanded Benson and Steelman terminals will contain new storage tanks in new bermed areas complete with liners, as well as all the required new pumps, valves, piping, manifolds, and electrical and instrument equipment. Outside the terminals, we are completing a pipeline hydraulic analysis, a pipeline stress analysis, horizontal pumping system specifications, and a pipe wall thickness study, among other tasks at the facilities. We are also serving as the prime consultant on a project to expand TransCanada Turbines’ turbine testing facility in Calgary, Alberta. Our work will include multidiscipline design services for a two-story building extension to house the testing and power plant equipment and technical support to the permitting and equipment procurement processes. Once complete, the project will enable our client to test General Electric gas-fired turbines and use the energy to provide up to 40 megawatts of power during on-peak hours to Alberta’s power grid.

Finally, new assignments in the Buildings area showcased our expertise in the design of health care and educational facilities and in sustainable design consulting. In Toronto, Ontario, we were part of a team selected as the preferred proponent for Phase 1B of a redevelopment project at the Centre for Addiction and

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Mental Health (CAMH). The project is being delivered through a public-private partnership, and our responsibilities include full integrated design services: architecture; mechanical, electrical, structural, and civil engineering; sustainable design consulting; and transportation engineering. Phase 1B will involve the construction of three new state-of-the art buildings—the Intergenerational Wellness Centre, the CAMH Gateway Building, and the Utilities and Parking Building—which, combined, will add 53,000 square metres (570,000 square feet) of space to CAMH. In addition, we are providing architecture, buildings engineering, and sustainable design consulting services for the development of a 200,000-square-foot (18,600-square-metre) new veterans’ outpatient mental health and research facility at the Pugent Sound Medical Center in Seattle, Washington, for the U.S. Department of Veterans Affairs. Our scope of work also includes a complete seismic upgrade of the existing nursing tower and nursing home care unit and the design of a new multistory, 800-vehicle parking structure. The project is targeted to achieve Leadership in Energy and Environmental Design (LEED) Silver certification. In the educational sector, we are contributing services—mechanical, electrical, and plumbing engineering; sustainable design consulting; building simulation and modeling; and commissioning—to the development of the Student Success Building at the new “neighborhood” campus of Metro State University in Denver, Colorado. With 150,000 square feet (13,900 square metres) of administrative, student service, and classroom space, the building will be designed to LEED Platinum, zero net energy standards.

In conclusion, the third quarter of 2009 was productive for our Company. Our operating results and project activity proved, once again, that we are able to adapt our business—and grow—in challenging market conditions.

Bob Gomes, P.Eng.
President & CEO
October 30, 2009

iii

MANAGEMENT’S DISCUSSION AND ANALYSIS

October 30, 2009

This Management’s Discussion and Analysis of Stantec Inc.’s operations and cash flows for the quarter ended September 30, 2009, should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes for the quarter ended September 30, 2009, the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2008 Financial Review, and the Report to Shareholders contained in our 2009 Third Quarter Report. Unless otherwise indicated, all amounts shown below are in Canadian dollars. We continue to use the same accounting policies and methods as those used in 2008 except for the adoption of the new Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee (EIC) Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities,” and Handbook Section 3064, “Goodwill and Other Intangible Assets.” A description of these new standards and their impact on our financial position or results of operations is provided in note 1 of our unaudited interim consolidated financial statements for the quarter ended September 30, 2009, and in the Critical Accounting Estimates, Developments, and Measures section below. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated by reference herein, unless otherwise specified, and should not be deemed to be made part of this Management’s Discussion and Analysis.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Our public communications often include written or verbal forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and that include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goal in the Vision, Core Business, and Strategy section and of our annual targets and expectations for our practice areas in the Results (under the Gross and Net Revenue subheading) and Outlook sections, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2009 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations.

We provide forward-looking information for our business in the Vision, Core Business, and Strategy; Results (under the Gross and Net Revenue subheading); and Outlook sections below in order to describe the management expectations and targets by which we measure our success and to assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2009
STANTEC INC. (UNAUDITED)

Risks
Future outcomes relating to the forward-looking statements in this report may be influenced by many factors, including, but not limited to, the following material risks.

Market Risks
•	Economic downturns could have a negative impact on our business since our clients may curtail investment in infrastructure projects or may experience difficulty in paying for services performed.

•	The professional consulting services industry is highly competitive, which could have a negative impact on our profit margins and market share.

•	We derive significant revenue from contracts with government agencies; thus, any disruption in government funding or in our relationship with those agencies could adversely affect our business.

•	Because we report our results in Canadian dollars and a substantial portion of our revenue and expenses is recorded in US dollars, our results are subject to currency exchange risk.

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If we need to sell or issue additional common shares and/or incur additional debt to finance future acquisitions, our share ownership could be diluted and the results of our operations could be adversely affected.

•	We may be unable to secure the additional capital required to fund our acquisition strategy, which could lead to a reduction in our market share and competitiveness.

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Our share price has historically been subject to volatility. Accordingly, the price of our common shares may decrease in the future due to a number of Company- and industry-specific or general economic factors.

Operating Risks
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We bear the risk of cost overruns in a significant number of our contracts; thus, we may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates.

•	If we experience delays and/or defaults in customer payments, we could suffer liquidity problems or be unable to recover our expenditures.

•	Our backlog is subject to unexpected adjustments and cancellations and is, therefore, an uncertain indicator of our future earnings.

•	The nature of our business exposes us to potential liability claims and contract disputes, which may reduce our profits.

•	We may have difficulty in attracting and retaining qualified staff, which may affect our reputation in the marketplace and restrict our ability to implement our business strategy.

•	Interruption of our systems and network infrastructure could adversely impact our ability to operate.

•	Our employees may face environmental, health, and safety risks and hazards in the workplace resulting in injury or lost time.

•	One of our primary competitive advantages is our reputation. If our reputation is damaged due to client dissatisfaction, our ability to win additional business may be materially damaged.

•	Inadequate internal controls or disclosure controls may result in events that could adversely affect our business.

•	Adverse weather conditions and natural or other disasters may delay or eliminate net revenue that otherwise would have been realized and thus adversely affect our profitability.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2009
STANTEC INC. (UNAUDITED)

Growth and Acquisition Integration Risks
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Goodwill and other intangible assets acquired from our acquisitions represent substantial portions of our total assets. Economic downturns could negatively impact our business, and if our acquired businesses do not perform as expected, we may be required to write down the value of our goodwill and other intangible assets, which could have a material adverse effect on our earnings. Refer to the discussion in the Results section (under the Goodwill and Intangible Assets subheading) below.

•	If we are unable to manage our growth effectively, we may experience a decline in our revenue and profitability.

•	We or an acquired entity may experience difficulties in integrating the acquired entity’s business into our existing operations and so may not realize the anticipated benefits of the acquisition.

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From time to time, we have pursued and may continue to pursue and invest in business opportunities that are not directly within our core competencies. These new business opportunities may require a disproportionate amount of management’s time to develop profitably and may not perform as expected.

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To attain our goal of increasing the size and profitability of our operations, we may pursue and invest in business opportunities outside North America. Unfamiliarity with markets and political environments may impair our ability to increase our international revenues.

•	We may be unsuccessful in our goal to increase the size and profitability of our operations, which could lead to a reduction in our market share and competitiveness as our industry consolidates.

For a more detailed description of each of these risks, and of other risks to which we are subject, consult the Risk Factors section of our 2008 Financial Review incorporated by reference herein.

Assumptions
In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian and US economies in 2009 and its effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2009 are listed in the Outlook section of our 2008 Financial Review. The following information updates and, therefore, supersedes those assumptions, as well as the assumptions contained in our Management’s Discussion and Analysis for the second quarter of 2009.

In establishing our level of future cash flows, we assumed that the Canadian dollar would remain stable compared to the US dollar throughout the year. As well, we assumed that the average interest rate would remain stable. On September 30, 2009, the Canadian dollar closed at US$0.93, representing a 13.4% increase since December 31, 2008. The average interest rate on our revolving credit facility was 3.00%, representing a 10.7% decrease since December 31, 2008. In establishing our effective income tax rate, we assumed the tax rate substantially enacted at the time of preparing our targets for 2009 for the countries in which we operate, primarily Canada and the United States. Our effective tax rate as at September 30, 2009, was 29.5% excluding the impact of a goodwill impairment as discussed in the Goodwill and Intangible Assets section of this Management’s Discussion and Analysis.

In our 2008 Financial Review, we noted that, according to the Canadian Mortgage and Housing Corporation (CMHC), single detached housing starts in Canada were expected to decrease to 83,600 units in 2009. The CMHC has since revised its forecast to a level ranging between 125,000 and 160,000 units in 2009 and increasing to 150,300 in 2010.

In our 2008 Financial Review, we also noted that, according to the National Association of Home Builders (NAHB) in the United States, seasonally adjusted annual rates of single-family housing starts were expected to bottom out at 461,000 units in 2009. This forecast has since been revised to a low of 442,000 units in 2009 before recovery in 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2009
STANTEC INC. (UNAUDITED)

During the third quarter of 2009, the Congressional Budget Office, in its Budget and Economic Outlook, revised its forecasted gross domestic product (GDP) growth from a decline in real GDP of 2.2% to a decline of 2.5% in 2009 before an increase in 2010.

In addition, during the third quarter of 2009, the Conference Board of Canada revised its forecasted GDP growth from a decline in real GDP of 0.5% to a decline of 2.1% in 2009.

We have established outlooks for gross revenue for each of our practice areas for the remainder of 2009 in the Results section of this Management's Discussion and Analysis. We believe that the outlooks for the Buildings, Environment, and Transportation practice areas are stable, and we expect the outlooks for the Industrial and Urban Land practice areas to range from stable to a moderate decline. In establishing the outlook for our Buildings practice area, we assumed that any impacts of the current economic slowdown will be mitigated by our ability to obtain projects as a result of our expertise in the health care and education sectors and by our positioning to secure projects from public-private partnership (P3) clients in Canada. In establishing the outlook for our Environment practice area, we considered the expanded and enhanced capabilities we gained with the addition of Jacques Whitford on January 2, 2009, and our ability to attract larger and long-term projects due to our presence in many locations and our many client relationships. In establishing the outlook for our Transportation practice area, we assumed that the implementation of the US stimulus package will likely prevent the deferral of certain projects and possibly accelerate some previously deferred construction-ready projects. In establishing the outlook for our Industrial practice area, we assumed a negative impact resulting from the expected decline in GDP and future fluctuation in commodity and oil prices and a positive, offsetting, impact arising from our expertise in and positioning for strategic initiatives in areas such as clean coal and carbon capture, power transmission and distribution, and renewable and sustainable energy. In establishing the outlook for our Urban Land practice area, we considered the updated CMHC and NAHB housing forecasts for the remainder of 2009 for Canada and the United States. We generally expect the North American housing markets to remain soft for the rest of the year.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of October 30, 2009, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2009, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

VISION, CORE BUSINESS, AND STRATEGY

Our Company provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, project management, environmental sciences, and project economics for infrastructure and facilities projects. Through multidiscipline service delivery, we support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond. Our goal is to become and remain a top 10 global design and consulting services firm, and our focus is providing professional services in the infrastructure and facilities market principally on a fee-for-service basis. To achieve our objective, we must expand the depth and breadth of our services, which we expect will result in growth. We intend to continue to pursue a prudent growth plan. Our vision, core business, and strategy and the key performance drivers and capabilities required to meet our goals have not changed in Q3 09 from those described on pages M-3 to M-9 of our 2008 Financial Review and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2009
STANTEC INC. (UNAUDITED)

RESULTS

Overall Performance

Highlights for Q3 09

Our operating results were strong for the third quarter of 2009 compared to Q3 08. Gross revenue increased 10.5% from $347.6 million in Q3 08 to $384.2 million in Q3 09, gross margin increased from 56.0% to 56.5%, and cash from operating activities increased from $54.6 million to $62.9 million. Excluding the impact of non-cash goodwill impairment charges of $35.0 million in Q3 09 and $53.0 million in Q3 08, our financial results improved quarter over quarter. Net income was $25.0 million versus $23.0 million in Q3 08, and diluted earnings per share were $0.55 versus $0.50 for Q3 08.

During the quarter, we completed our annual goodwill impairment test. Due to fluctuations in the market and uncertainties arising from overall economic conditions primarily relating to our Urban Land practice area, steps one and two of our goodwill impairment test concluded that an impairment to goodwill existed in our US West reporting unit. In step two of the goodwill impairment test, we calculated the amount of the impairment by comparing the estimated fair value of the goodwill of our reporting units to their respective carrying value. We calculated the estimated fair value of the goodwill in the same manner as if the reporting unit were being acquired in a business combination. Based on our analysis, the estimated fair value of the goodwill in our US West reporting unit was less than its carrying value. Therefore, we recorded an impairment of $35.0 million as a reduction to goodwill and as a non-cash impairment charge in income. Due to uncertainty and changes in expected financial results or other underlying assumptions, these estimates are subject to measurement uncertainty. This non-cash charge decreased our Q3 09 diluted earnings per share by $0.77.

The goodwill impairment charge is non-cash in nature and does not affect our liquidity, cash flows from operating activities, or debt covenants and will not impact our future operations.

The following table summarizes key financial data for Q3 09 and Q3 08 and for the first three quarters of 2009 and 2008:

	Quarter ended September 30				Three quarters ended September 30
(In millions of Canadian dollars, except per share amounts)	2009	2008	Change $	Change %	2009	2008	Change $	Change %

Gross revenue	384.2	347.6	36.6	10.5%	1,177.1	982.7	194.4	19.8%
Net revenue	306.7	289.2	17.5	6.1%	968.1	833.1	135.0	16.2%
Net income (loss)	(10.0)	(30.0)	20.0	66.7%	33.0	9.0	24.0	266.7%
Earnings (loss) per share – basic	(0.22)	(0.66)	0.44	66.7%	0.73	0.20	0.53	265.0%
Earnings (loss) per share – diluted	(0.22)	(0.66)	0.44	66.7%	0.72	0.20	0.52	260.0%
Cash flows from (used in) operating activities	62.9	54.6	8.3	n/a	36.2	55.9	(19.7)	n/a
Cash flows used in investing activities	(7.2)	(28.8)	21.6	n/a	(84.8)	(128.6)	43.8	n/a
Cash flows from (used in) financing activities	(53.9)	(38.2)	(15.7)	n/a	(39.3)	72.1	(111.4)	n/a

n/a = not applicable

The following highlights other key activities and initiatives in the third quarter ended September 30, 2009:

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Our net loss decreased from $(30.0) million in Q3 08 to $(10.0) million in Q3 09, and diluted loss per share decreased from $(0.66) in Q3 08 to $(0.22) in Q3 09. Excluding the impact of the $35.0 million goodwill

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2009
STANTEC INC. (UNAUDITED)

impairment charge, our net income would have been $25.0 million for the third quarter or $68.0 million on a year-to-date basis, and our diluted earnings per share would have been $0.55 for the quarter or $1.48 year to date. In 2008, excluding the impact of the $53.0 million goodwill impairment charge, our net income would have been $23.0 million for the third quarter or $62.0 million on a year-to-date basis, and our diluted earnings per share would have been $0.50 for the quarter or $1.35 year to date. Our quarter-over-quarter results were affected by the following:

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Gross revenue increased $70.3 million due to acquisitions, which was partially offset by a $43.2 million decline in organic growth as our practice areas continued to manage their staff levels to the work available during the current economic slowdown as more fully discussed in the Results section below.

•	Gross margin percentages increased from 56.0% to 56.5% mainly due to improved project execution and the nature of projects in progress during the quarter.

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Administrative and marketing expenses as a percentage of net revenue were 41.3% for Q3 09 and 42.0% year to date. Excluding one-time charges for severance payments and costs associated with the downsizing of our operations in certain areas, we continue to manage our administrative and marketing expenses on the lower end of our targeted range year to date, which demonstrates our focus on efficiency and cost management.

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We completed our annual impairment test of intangible assets to determine if the carrying amount of the assets was fully recoverable. Based on the results of this test, we concluded that there was no impairment to intangible assets compared to an intangible impairment of $5.4 million in Q3 08.

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During the quarter, we announced that Rich Allen, the current senior vice president of our US East region, will be taking on the role of chief operating officer (COO) effective January 1, 2010. Rich will be taking over from Mark Jackson, who will be retiring from Stantec at the end of 2009. Rich graduated from Worchester Polytechnic Institute with a degree in civil engineering in 1976 and, four years later, earned a master of science degree in the same field from the University of Washington following graduate research at McGill University. After nine years of practicing engineering in the areas of water and wastewater supply, transmission, and treatment, he received his juris doctor from the Franklin Pierce Law Center in 1985. He then practiced law for 17 years with Gadsby Hannah, LLP in Boston, serving as an associate, partner, and leader of the firm’s national design and construction law practice group. Rich joined Stantec in 2006 with the acquisition of Dufresne-Henry, Inc., where he served as president and chief executive officer.

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During the quarter, we announced that Paul Cellucci had joined our board of directors. Paul earned his law degree from Boston College Law School and graduated from the Boston College School of Management, where he served in the Reserve Officers’ Training Corps. He also served in the U.S. Army Reserves from 1970 to 1978, when he was honorably discharged with the rank of captain. Paul brings over 35 years of public service experience as the US ambassador to Canada, the governor of Massachusetts, and the lieutenant governor of Massachusetts, among other roles. He currently holds the title of special counsel with the Boston office of the law firm McCarter & English, LLP.

Results compared to 2009 targets
In our 2008 annual Management’s Discussion and Analysis, we established various ranges of expected performance for fiscal 2009. The following is an indication of our progress toward these targets:

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2009
STANTEC INC. (UNAUDITED)

Measure	2009 Expected Range	Actual Q3 09 YTD Results Achieved	Results before Goodwill Impairment

Net debt to equity ratio (note 1)	At or below 0.5 to 1	0.48 ✓	0.41 ✓
Return on equity (note 2)	At or above 14%	9.8% Ï	15.3% ✓
Net income as % of net revenue	At or above 6%	3.4% Ï	7.0% ✓
Gross margin as % of net revenue	Between 54 and 56%	56.1% ✓	56.1% ✓
Administrative and marketing expenses as % of net revenue	Between 41 and 43.5%	42.0% ✓	42.0% ✓
Effective income tax rate	Between 29 and 31%	46.3% Ï	29.5% ✓

The above table contains forward-looking statements. See the Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis.
note 1: Net debt to equity ratio is calculated as long-term debt, plus current portion of long-term debt, less cash and cash held in escrow, all divided by shareholders’ equity.
note 2: Return on equity is calculated as net income for the last four quarters, divided by average shareholders’ equity over each of these quarters.
✓ Meeting or exceeding target
X Not meeting target

Year to date, excluding the impact of the goodwill impairment charge, we met or performed better than all our targets. The goodwill impairment charge is explained in the Goodwill and Intangible Assets section below.

Balance Sheet
Our total assets decreased by $2.1 million from December 31, 2008. This decrease was principally due to a $89.3 million decrease in cash and cash equivalents and a $7.4 million decrease in restricted cash. On December 31, 2008, cash and cash equivalents included cash advanced from our credit facility and held for the Jacques Whitford acquisition closing. The cash was paid to the vendors on the completion of the transaction on January 2, 2009. These decreases in cash were partially offset by a $46.8 million increase in accounts receivable and in costs and estimated earnings in excess of billings, a $17.8 million increase in goodwill, and a $10.6 million increase in intangible assets. These increases were mainly due to the completion of the Jacques Whitford acquisition in Q1 09.

Our total liabilities increased by $2.5 million from December 31, 2008, because of a $42.5 million increase in other notes payable primarily due to the notes payable issued for the Jacques Whitford acquisition. This increase was partially offset by a $24.3 million decrease in our revolving credit facility since we repaid our credit facility from operating cash flows. As well, our accounts payable and accrued liabilities decreased by $15.8 million due primarily to the timing of payments for annual employee bonuses in Q1 09.

In addition, the carrying value of the assets and liabilities of our US subsidiaries on our consolidated balance sheets decreased due to the strengthening of the Canadian dollar from US$0.82 at December 31, 2008, to US$0.93 at September 30, 2009.

Our shareholders’ equity decreased by $4.8 million from December 31, 2008. This decrease was mainly due to a $45.9 million decrease in other comprehensive income attributable to currency translation adjustments. These adjustments represent unrealized foreign exchange gains and losses that occur when translating the operations of our self-sustaining US subsidiaries into Canadian dollars. The decrease was partially offset by $33.0 million in net income, a $0.9 million unrealized gain on the fair value of our cash flow hedge (interest rate swap), a $2.5 million unrealized gain on our investments held for self-insured liabilities, a $2.7 million increase in stock-based compensation expense, and a $1.7 million increase from share options exercised for cash.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2009
STANTEC INC. (UNAUDITED)

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services, principally under fee-for-service agreements with clients.

The following table summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results in Q3 09 compared to the same period last year.
	Quarter ended September 30			Three quarters ended September 30
		% Increase			% Increase
	% of Net Revenue		(decrease)*	% of Net Revenue		(decrease)*
	2009	2008	2009 vs. 2008	2009	2008	2009 vs. 2008
Gross revenue	125.2%	120.2%	10.5%	121.6%	118.0%	19.8%
Net revenue	100.0%	100.0%	6.1%	100.0%	100.0%	16.2%
Direct payroll costs	43.5%	44.0%	5.0%	43.9%	44.3%	15.0%
Gross margin	56.5%	56.0%	6.9%	56.1%	55.7%	17.2%
Administrative and marketing expenses	41.3%	39.2%	11.7%	42.0%	40.6%	20.0%
Depreciation of property and equipment	2.3%	2.2%	4.6%	2.2%	2.2%	11.2%
Amortization of intangible assets	1.0%	1.0%	6.9%	1.2%	1.0%	46.9%
Impairment of goodwill and intangible assets	11.4%	20.2%	(40.1%)	3.6%	7.0%	(40.1%)
Net interest (income) expense	0.9%	0.6%	47.4%	0.9%	0.7%	70.4%
Share of income from associated companies	(0.6%)	0.0%	n/m	(0.3%)	0.0%	n/m
Foreign exchange (gains) losses	0.0%	0.2%	n/m	0.2%	0.1%	n/m
Other income	0.0%	(0.1%)	n/m	0.0%	(0.1%)	(44.4%)
Income (loss) before income taxes	0.2%	(7.3%)	(102.4%)	6.3%	4.2%	75.2%
Income taxes	3.4%	3.1%	19.3%	2.9%	3.1%	9.2%
Net income (loss) for the period	(3.2%)	(10.4%)	(66.7%)	3.4%	1.1%	266.7%

* % increase (decrease) calculated based on the dollar change from the comparable period
n/m = not meaningful

The following section outlines certain factors that affected the results of our operations in the third quarter of 2009 and should be read in conjunction with our unaudited consolidated financial statements for the quarter ended September 30, 2009.

Gross and Net Revenue

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Caution Regarding Forward-Looking Statements at the beginning of this report.

In the course of providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than gross revenue. Revenue earned by acquired companies in the first 12 months after their acquisition is reported as revenue from acquisitions and thereafter as internal growth.

The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross and net revenue for the third quarter of 2009 and for the first three quarters of 2009 compared to the same periods in 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2009
STANTEC INC. (UNAUDITED)

		Three quarters
	Quarter ended	ended
Gross Revenue	September 30	September 30
(In millions of Canadian dollars)	2009 vs. 2008	2009 vs. 2008
Increase (decrease) due to:
Acquisition growth	70.3	225.1
Internal growth	(43.2)	(100.0)
Impact of foreign exchange rates on revenue
earned by foreign subsidiaries	9.5	69.3

Total net increase in gross revenue	36.6	194.4
		Three quarters
	Quarter ended	ended
Net Revenue	September 30	September 30
(In millions of Canadian dollars)	2009 vs. 2008	2009 vs. 2008
Increase (decrease) due to:
Acquisition growth	50.2	164.6
Internal growth	(40.2)	(87.2)
Impact of foreign exchange rates on revenue
earned by foreign subsidiaries	7.5	57.6

Total net increase in net revenue	17.5	135.0

The net increase in gross revenue was $36.6 million for Q3 09 over Q3 08 due to $70.3 million in acquisition growth and a $9.5 million impact of foreign exchange rates on revenue earned by foreign subsidiaries, offset by a $43.2 million decline in internal growth. The increase in acquisition gross and net revenue in the quarter-over-quarter comparison was due to the revenue earned in Q3 09 attributed to the Jacques Whitford Group Ltd. and Jacques Whitford Global Group Limited (Jacques Whitford) acquisition completed in Q1 09. The decline in internal growth quarter over quarter was mainly experienced in our Urban Land and Industrial practice areas as described below.

Gross revenue earned in Canada during Q3 09 increased to $227.6 million compared to $162.8 million in Q3 08. Gross revenue generated in the United States during Q3 09 declined to $151.0 million compared to $175.4 million in the same period last year. Our revenue in the United States decreased in general quarter over quarter, due to the overall economic slowdown, and in particular in our Urban Land and Industrial practice areas. Revenue in both our US- and Canadian-based operations was positively impacted by the acquisitions completed in 2008 and 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2009
STANTEC INC. (UNAUDITED)

The following table summarizes the growth or decline in gross revenue by practice area for the third quarter of 2009 and for the first three quarters of 2009 compared to the same period in 2008:

Practice Area Gross Revenue
		Quarter ended September 30
		% of		% of
		Consulting		Consulting	%
		Services		Services	Change
		Gross		Gross	2009 vs.
	2009	Revenue	2008	Revenue	2008
	(millions of C$)		(millions of C$)
Buildings	67.1	17.5%	68.6	19.7%	-2.2%
Environment	173.9	45.2%	101.3	29.1%	71.7%
Industrial	56.6	14.7%	67.4	19.4%	-16.0%
Transportation	45.2	11.8%	43.3	12.5%	4.4%
Urban Land	41.4	10.8%	67.0	19.3%	-38.2%

Total Consulting Services	384.2	100.0%	347.6	100.0%	10.5%

	Three quarters ended September 30
		% of		% of
		Consulting		Consulting	%
		Services		Services	Change
		Gross		Gross	2009 vs.
	2009	Revenue	2008	Revenue	2008
	(millions of C$)		(millions of C$)
Buildings	212.4	18.0%	206.9	21.1%	2.7%
Environment	497.8	42.3%	274.1	27.9%	81.6%
Industrial	191.6	16.3%	171.8	17.5%	11.5%
Transportation	141.2	12.0%	123.1	12.5%	14.7%
Urban Land	134.1	11.4%	206.8	21.0%	-35.2%

Total Consulting Services	1,177.1	100.0%	982.7	100.0%	19.8%

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2009
STANTEC INC. (UNAUDITED)

As indicated above, our gross revenue was impacted by acquisitions, net internal growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by practice area is summarized as follows:

Change in Practice Area Gross Revenue
		Quarter ended September 30
		Change Due	Change Due	Change Due
		to	to Internal	to Foreign
(In millions of Canadian dollars)	Total Change	Acquisitions	Growth	Exchange

Buildings	(1.5)	0.0	(2.4)	0.9
Environment	72.6	70.3	(1.7)	4.0
Industrial	(10.8)	0.0	(12.0)	1.2
Transportation	1.9	0.0	0.4	1.5
Urban Land	(25.6)	0.0	(27.5)	1.9

Total	36.6	70.3	(43.2)	9.5

	Three quarters ended September 30
		Change Due	Change Due	Change Due
		to	to Internal	to Foreign
(In millions of Canadian dollars)	Total Change	Acquisitions	Growth	Exchange

Buildings	5.5	0.0	(1.8)	7.3
Environment	223.7	195.9	1.6	26.2
Industrial	19.8	25.0	(12.5)	7.3
Transportation	18.1	0.0	6.0	12.1
Urban Land	(72.7)	4.2	(93.3)	16.4

Total	194.4	225.1	(100.0)	69.3

The following lists the acquisitions completed in 2008 and 2009 that impacted specific practice areas year to date:

•	Environment: SII Holdings, Inc. (February 2008) and Jacques Whitford Group Ltd. and Jacques Whitford Global Group Limited (January 2009)

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2009
STANTEC INC. (UNAUDITED)

•	Industrial: McIntosh Engineering Holdings Corporation (July 2008)

•	Urban Land: RHL Design Group, Inc. (March 2008)

All our practice areas generate a portion of their gross revenue in the United States. The value of the Canadian dollar averaged US$0.91 in Q3 09 compared to US$0.96 in Q3 08, representing a 5.2% decrease. This weakening of the Canadian dollar had a positive effect on the revenue reported in Q3 09 compared to Q3 08 and on a year-to-date basis.

Buildings. Gross revenue for the Buildings practice area decreased by 2.2% in Q3 09 compared to Q3 08 and increased by 2.7% year to date in 2009 compared to 2008. Of the $5.5 million increase year to date, $7.3 million was due to the impact of foreign exchange offset by a $1.8 million decrease in internal growth. The decrease in gross revenue for the quarter was a result of a decrease in staffing as the practice area continued to monitor its short-term backlog and manage its staff levels as closely as possible to the work available. In view of the current economy, provincial governments in Canada also appeared to be holding back on awarding P3 projects. However, there were signs of activity near the end of the quarter, when we were selected by a P3 client as the preferred proponent for a redevelopment project at the Centre for Addiction and Mental Health in Toronto, Ontario. Our responsibilities include full integrated design services—architecture; mechanical, electrical, structural, and civil engineering; sustainable design consulting; and transportation engineering. In addition, during Q3 09, the Buildings practice area continued to secure significant projects in its principal focus areas of health care and education. For example, we were chosen to design a new veterans’ outpatient mental health and research facility at the Puget Sound Medical Center in Seattle, Washington, for the U.S. Department of Veterans Affairs. We also secured a project to provide buildings engineering, sustainable design consulting, and commissioning services for the development of the Student Success Building at Metro State University in Denver, Colorado. In addition, our expertise in sustainable design helped us form a partnership with RNL Architects and Haselden Construction to provide engineering and sustainable design consulting services for the development of a research support facility at the National Renewable Energy Laboratory in Golden, Colorado.

We believe that the outlook for the Buildings practice area is stable for the rest of 2009. Although activity in the private sector is declining and competition for public sector work is increasing, we will continue to focus on our key areas of competency. We will continue to use our success in the Canadian P3 health care market to strengthen our position in the United States.

Environment. Gross revenue for the Environment practice area increased by 71.7% in Q3 09 compared to Q3 08 and by 81.6% year to date in 2009 compared to 2008. Of the $223.7 million increase year to date, $195.9 million was due to acquisitions, $1.6 million was due to internal growth, and $26.2 million was due to the impact of foreign exchange. With the addition of Jacques Whitford, our Environment practice area increased its geographic footprint and competitive profile, which enabled it to pursue and win larger, multiyear, and higher-profile projects. For example, during the quarter, we were awarded several multiyear indefinite delivery/indefinite quantity contracts with the U.S. Army Corps of Engineers to conduct multidiscipline engineering inspections of levees as part of its Levee Safety Program. Because our environmental expertise is often required at the front end of energy-related projects that operate on a long-term planning cycle, much of the Environment practice area’s work is not directly affected by short-term fluctuations in oil and gas prices. During the third quarter, we were awarded a contract to provide engineering, design, general construction, and maintenance services at British Petroleum pipeline and terminal facilities across the United States.  This new agreement enables us to expand our work with British

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2009
STANTEC INC. (UNAUDITED)

Petroleum beyond environmental remediation services to the engineering and design of petroleum storage and transportation facilities. Our environmental management and remediation business, particularly with wind power clients, slightly improved during the quarter as clients began to access more readily available project funding. We also continued to win larger projects in the water and wastewater markets. During the quarter, we were selected to provide preliminary and detailed design and resident engineering services for an expansion to the City of Red Deer, Alberta’s wastewater treatment plant. We also secured a contract with the City of Toledo, Ohio, to complete the detailed design of a new wet weather storage pipeline for its wastewater collection system.

We expect the outlook for this practice area to remain stable for the rest of 2009. We will continue to capitalize on the synergies created by the addition of Jacques Whitford and Secor and to focus on large, long-term projects, which are less likely to be impacted by short-term economic conditions. As well, despite the slowdown in the North American economy, we believe that our increased size, presence, and reputation in the environment market will continue to increase our market share of larger, long-term projects with national and international scope.

Industrial. Gross revenue for the Industrial practice area declined by 16.0% in Q3 09 compared to Q3 08 and grew by 11.5% year to date in 2009 compared to 2008. Of the $19.8 million increase year to date, $25.0 million was due to acquisitions, and $7.3 million was due to the impact of foreign exchange, offset by a $12.5 million decrease in internal growth. The practice area’s backlog, primarily in the manufacturing sector, was impacted by the economic slowdown in the past several quarters and by projects being placed on hold or cancelled. In response to these market conditions, the practice area continued to reduce staff levels during the quarter. It also continued to provide services for the development of facilities and infrastructure in support of major projects in western Canada as well as program and project management services. For example, we were selected as the prime consultant on a project to expand TransCanada Turbine’s turbine testing facility in Calgary, Alberta. Our role is to provide multidiscipline design services, as well as technical support to the permitting and procurement processes. We were also awarded a project to deliver multidiscipline engineering design services relating to a capacity expansion of Enbridge Pipeline’s Benson and Steelman oil storage terminals in southern Saskatchewan. The practice area continues to strengthen its reputation in the areas of carbon capture, power transmission and distribution, and renewable energy, such as wind power. During the quarter, it continued to build on its relationship with SaskPower with respect to clean coal opportunities and experienced increased activity in the mining sector where it continues to secure work on significant projects. The practice area also began to capture projects in the potash industry and is continuing to position itself to pursue projects in the non-commodity (for example, gold and diamonds) mining sector.

Although the Industrial practice area may be impacted by future fluctuations in oil, gas, and commodity mineral prices, we expect its outlook for the remainder of 2009 to range from stable to a moderate decline. We base this expectation on our belief that the practice area has sufficient breadth and diversity and the recognized expertise to win a proportional share of the opportunities that arise during the current economic downturn.

Transportation. Gross revenue for the Transportation practice area grew by 4.4% in Q3 09 compared to Q3 08 and by 14.7% year to date in 2009 compared to 2008. Of the $18.1 million increase year to date, $6.0 million was due to internal growth, and $12.1 million was due to the impact of foreign exchange. During Q3 09, the Transportation practice area continued to secure projects in rail, transit, and intelligent transportation systems (ITS) design. For example, we secured a contract with the City of Charlotte, North Carolina, which will involve routing fiber-optic cable and locating closed-circuit television cameras for monitoring traffic for 6.2 miles (10 kilometres) along East Boulevard, Harris Boulevard, and Statesville Avenue. We were also awarded a contract with the U.S. Department of Transportation Federal Transit Administration to provide project management oversight services. This five-year agreement involves overseeing and reviewing work completed by transportation and transit agencies across the United States and demonstrates our growing presence and increased profile in the US transit market. During the quarter, the Transportation practice area also secured several smaller projects funded by the Canadian and US stimulus packages. For example, in Canada, we obtained a contract to complete the detailed design, contract administration, and inspection of various local roadways in the Elmira, Ontario, area. In the United States, along with project awards in the public sector, we were awarded a contract with the Moynihan Station Development Corporation to conduct traffic and transit analyses for a railroad station improvement and development project at the historic Farley Post Office Building in Manhattan.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2009
STANTEC INC. (UNAUDITED)

We believe that the outlook for the Transportation practice area remains stable for the rest of 2009. The US and Canadian stimulus packages appear to be preventing the deferral of certain projects and are accelerating some previously deferred construction-ready projects by stabilizing project funding in the transportation sector.

Urban Land. Gross revenue for the Urban Land practice area declined by 38.2% in Q3 09 compared to Q3 08 and by 35.2% year to date in 2009 compared to 2008. Of the $72.7 million decrease year to date, $93.3 million was due to a decline in revenue from internal growth, offset by $4.2 million due to acquisitions and $16.4 million due to the impact of foreign exchange. We offer urban land services primarily in three core regions—Alberta and Ontario in Canada and California in the United States—and these regions account for approximately 65% of our urban land business. The remainder of our urban land work is spread throughout a number of locations in the United States and Canada.

Revenue for the Urban Land practice area continues to be impacted by a decline in housing starts in the United States and Canada compared to last year. Single-family housing starts in the United States appear to have reached their lowest levels during the first quarter and are now showing signs of stabilization. Single-family housing starts in Canada are lower than last year but have improved slightly since last quarter. In response to these market conditions, in Q3 09, our Urban Land group continued to manage its staff levels as closely as possible to the work available. As well, it continued to pursue non-residential projects and to work on projects being undertaken by other practice areas to counteract the reduced opportunities resulting from low housing starts. It also secured several public sector projects in the quarter. For example, we were awarded a five-year contract with the US federal government to provide three-dimensional laser scanning services to the U.S. General Services Administration, the government body that oversees the construction and management of federal buildings throughout the United States. The practice area also secured a contract to provide the surveying, site and civil engineering, and geotechnical investigation services required for developing vacant lots owned by the Philadelphia Housing Authority as part of the Mantua Revitalization Phases I and II project in Philadelphia, Pennsylvania.

Because of the forecasted stabilization of the residential and commercial sectors in the United States and Canada, we expect the outlook for our Urban Land practice area for the remainder of 2009 to range from stable to a moderate decline. Since we continue to work in an increasingly competitive environment with resulting lower margins, over the rest of the year, we will focus on building relationships with larger clients who require more complex services as well as our multidisciplinary team approach. Our Urban Land group will also continue to monitor its short-term backlog and manage its staff levels as closely as possible to the work available.

Gross Margin

For a definition of gross margin, refer to the Definition of Non-GAAP Measures section included in our 2008 Financial Review and incorporated by reference herein. Our gross margin as a percentage of net revenue was 56.5% in Q3 09 compared to 56.0% in Q3 08. The year-to-date gross margin was 56.1% for 2009 compared to 55.7% for 2008. From Q3 08 to Q3 09, our gross margin percentages increased significantly in the Environment practice area, remained stable in Transportation practice area, and decreased in the Buildings, Industrial, and Urban Land practice areas as further explained below. Our year-to-date gross margin for 2009 is slightly above the target range of 54 to 56% set out in our 2008 Financial Review. Our year-to-date gross margin percentages increased in all practice areas except Buildings and Urban Land.

The following table summarizes our gross margin percentages by practice area for Q3 09 and Q3 08 and on a year-to-date basis for 2009 and 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2009
STANTEC INC. (UNAUDITED)

Practice Area Gross Margin
	Quarter ended		Three quarters ended
	September 30		September 30
	2009	2008	2009	2008

Buildings	56.9%	58.8%	57.9%	58.0%
Environment	58.8%	56.4%	57.6%	56.2%
Industrial	51.8%	53.3%	51.9%	51.2%
Transportation	52.8%	52.8%	53.5%	53.1%
Urban Land	57.3%	57.6%	57.1%	57.9%

The change in gross margin percentages quarter over quarter was due to the following:

•
In general, fluctuations in the margins reported from quarter to quarter depend on the particular mix of projects in progress during any quarter and on our project execution. These fluctuations reflect the nature of our business model, which is based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle.

•
In the Buildings practice area, the decrease from Q3 08 to Q3 09 was a reflection of increased competition and of lower gross margin percentages in Q3 09 due to increased activity relating to the pursuit of P3 clients. During the pursuit phase, we perform work for a reduced fee, which we make up if we are successful in securing the project.

•
In the Environment practice area, gross margin increased due to improved project execution and the nature of the projects assumed from Jacques Whitford, including more up-front planning and environmental assessment work.

•	In the Industrial and Urban Land practice areas, the decrease in gross margins from Q3 08 to Q3 09 was reflective of competitive pressures to decrease project fees.

Administrative and Marketing Expenses

Our administrative and marketing expenses as a percentage of net revenue were 41.3% for Q3 09 compared to 39.2% for Q3 08. Our year-to-date administrative and marketing expenses as a percentage of net revenue were 42.0% for 2009 compared to 40.6% for 2008, falling within our expected range of 41 to 43.5%. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labour, which is influenced by the mix of projects in progress and being pursued during the period, as well as by integration activities. In the months following the completion of an acquisition, there is usually an increase in staff time charged to administration and marketing due to integration activities including the orientation of newly acquired staff. In Q3 09, we continued the process of integrating staff from the Jacques Whitford acquisition. In addition, we continued to incur one-time costs such as severance payments and other costs associated with the downsizing of operations, although at lower levels than in Q2 09. Without these one-time costs, our administrative and marketing expenses as a percentage of net revenue were below our targeted range for Q3 09 and at the lower end of the range year to date, which demonstrates our focus on efficiency and cost management in difficult economic times.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2009
STANTEC INC. (UNAUDITED)

Goodwill and Intangible Assets

Goodwill

We conduct an annual goodwill impairment test on July 1 of each fiscal year. In addition to this annual test, we regularly evaluate whether events and circumstances have occurred between annual tests that may indicate a possible impairment of goodwill. Our goodwill is allocated to our reporting units. In 2008 and Q1 09, our reporting units were defined as Canada, US West, and US East. Effective Q2 09, our reporting units are defined as Canada West, Canada East, US West, and US East. These units are determined based on the way we organize the Company for making operating decisions and assessing performance. We do not monitor or allocate goodwill to practice areas.

Goodwill impairment testing is a two-step process. In the first step, we compare the fair value of our reporting units to their carrying value. We estimate the fair value using a methodology that considers market information and projections of our discounted after-tax cash flows, which is known as the income approach. For our 2009 impairment test, we discounted our reporting units’ cash flows using discount rates ranging from 10.5% to 12.0% (2008 – 10.0% to 12.0%). If the carrying value of the reporting unit is higher than its fair value, goodwill is potentially impaired and step two of the impairment test must be performed. Following step one of our 2009 test, we concluded that the carrying value of our Canada West, Canada East, and US East reporting units was less than their fair value and was therefore not impaired. However, we concluded that the carrying value of our US West reporting unit was potentially impaired and therefore performed step two of the impairment test for that reporting unit.

In step two of the testing process, we compare the estimated fair value of the goodwill of our reporting units to their respective carrying value. We calculate the estimated fair value of the goodwill in the same manner as if the reporting unit were being acquired in a business combination, considering factors including the cash flows and fair values of the net tangible and intangible assets. If the estimated fair value of the goodwill is less than its carrying value, an impairment charge is recorded for the difference. The impairment charge is recorded as a reduction in the carrying value of the goodwill on the consolidated balance sheet and recognized as a non-cash impairment charge in income.

The methodology we use in testing for impairment of goodwill includes significant judgments and estimates, such as assumptions about revenue growth rates, expected operating income, appropriate discount rates, and the fair values of the net assets of our reporting units. We believe that our methodology provides us with a reasonable basis for determining whether an impairment charge should be taken. Many of the factors used in determining whether or not goodwill is impaired are outside management’s control and involve inherent uncertainty. Therefore, actual results could differ from those estimated.

As discussed in note 3 of our Q3 09 interim consolidated financial statements, step two of our 2009 impairment test determined that our US West reporting unit’s goodwill was impaired. The impairment was due to fluctuations in the market and uncertainties arising from overall economic conditions in 2009 primarily relating to our Urban Land practice area, which now comprises approximately 19% of the reporting unit’s gross revenue year to date compared to approximately 60% for the same period in 2006 when economic conditions were favorable for the practice. The $35.0 million impairment charge was allocated to our US West reporting unit and reflected as a non-cash charge to income.

If market and economic conditions deteriorate further or if continued volatility in the financial markets increases the weighted-average cost of capital or changes cash flow multiples or other inputs to our goodwill assessment, we may need to test our goodwill for impairment between our annual testing periods. In addition, it is possible that changes in the numerous variables associated with the judgments, assumptions, and estimates we made in assessing the fair value of our goodwill could cause our reporting units to be further impaired, which would decrease our goodwill

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2009
STANTEC INC. (UNAUDITED)

assets and increase our reported expenses. Goodwill impairment charges are non-cash charges that could have a material adverse effect on our consolidated financial statements but do not have any adverse effect on our liquidity, cash flows from operating activities, or debt covenants and will not have an impact on our future operations.

As further discussed in the notes to our 2008 audited consolidated financial statements, due to fluctuations in the market and uncertainties arising from overall economic conditions in 2008, our annual impairment review resulted in a goodwill impairment charge of $53.0 million during the third quarter of 2008. This charge was allocated to our US West and US East reporting units and reflected as a non-cash charge to income.

Intangible assets

The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships and other intangible assets are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally 1 to 3 years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 12 quarters following an acquisition. The useful life of contract backlog may vary depending on the nature of the projects acquired. As at September 30, 2009, $6.5 million of the $56.6 million in intangible assets related to backlog. The following table summarizes the amortization of identifiable intangible assets for Q3 09 and Q3 08 and on a year-to-date basis for 2009 and 2008.

Intangibles
	Quarter ended		Three quarters ended
	September 30		September 30
(In thousands of Canadian dollars)	2009	2008	2009	2008

Amortization of client relationships	1,245	896	3,844	2,787
Amortization of backlog	1,510	1,902	6,875	4,996
Other	306	126	1,170	360

Total amortization of intangible assets	3,061	2,924	11,889	8,143

Our amortization of intangible assets increased by $0.1 million in Q3 09 compared to Q3 08 and by $3.7 million year to date in 2009 compared to the same period last year. This increase was mainly due to the amortization of the backlog balances of Jacques Whitford, McIntosh, RHL Design Group Inc., and Secor. Based on the unamortized intangible asset balance remaining at the end of Q3 09, we expect our amortization expense for intangible assets for the full year 2009 to be in the range of $14.0 to $15.0 million by year-end. The actual expense may be impacted by any new acquisitions completed after Q3 09.

During the third quarter of 2009, we also completed our annual impairment test of intangible assets to determine if the carrying amount of these assets was fully recoverable. The determination of recoverability is based on an estimate of undiscounted cash flow, and the measurement of impairment loss is based on the amount that the carrying value exceeds the fair value. As part of the impairment test, we updated our future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of the assets. Based on the results of this test, we concluded that there was no impairment to intangible assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2009
STANTEC INC. (UNAUDITED)

During the third quarter of 2008, following our annual impairment test of intangible assets, we concluded that intangible assets relating to certain client relationships were not fully recoverable and therefore recorded a non-cash $5.4 million impairment charge to income. The impairment primarily reflected the financial distress experienced by specific clients in relation to The Keith Companies, Inc. acquisition. The remaining carrying value of these client relationships after this impairment charge was $6.0 million at December 31, 2008.

Net Interest Expense

The $0.9 million increase in our net interest expense in Q3 09 compared to Q3 08 and the $3.8 million increase year to date resulted from having more long-term debt throughout the third quarter of 2009, offset by having lower interest rates over the same period. As at September 30, 2009, $168.3 million was outstanding on our credit facility versus $160.7 million outstanding as at September 30, 2008. Depending on the form under which our credit facility is accessed and certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates plus 65, 85, or 125 basis points. We minimize our exposure to floating rates of interest on our revolving credit facility, when appropriate, by entering into interest rate swap agreements. During the third quarter of 2008, we entered into an interest rate swap agreement that has the effect of converting the variable interest obligation associated with US$100 million of the credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread, until September 3, 2010. The fair value of the interest rate swap, estimated using third-party market indications and forecasts as at September 30, 2009, was a loss of $2.1 million net of tax. Because we designated the interest rate swap as a cash flow hedge against US$100 million of our credit facility and the hedge met the accounting criteria for effectiveness during the quarter, we recorded the loss in fair value since the hedge’s inception in accumulated other comprehensive income. As at September 30, 2009, $108.3 million of our bank loan was payable in US funds (US$101.1 million), and $60.0 million was payable in Canadian funds.

Taking the effect of the interest rate swap into consideration, our average interest rate was 3.00% at September 30, 2009, compared to 3.96% at September 30, 2008. We estimate that, based on our credit facility balance at September 30, 2009, and excluding the US$100 million subject to the interest rate swap, a 0.5% increase in interest rates, with all other variables held constant, would decrease our net income by approximately $53,000 for the quarter and by $159,000 year to date and decrease our basic earnings per share by less than $0.01 for the quarter and year to date. A 0.5% decrease in interest rates would have an equal and opposite impact on our net income and basic earnings per share.

Foreign Exchange Gains (Losses)

During Q3 09, we recorded a $0.01 million foreign exchange gain compared to a $0.5 million loss in Q3 08. These foreign exchange gains and losses arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching US-dollar assets with US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars. The foreign exchange gain incurred in the quarter was due to the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities. As at September 30, 2009, we had entered into foreign currency forward contracts that provided for the purchase of US$80.5 million at rates ranging from 1.0785 to 1.0802 per US dollar maturing over the next month. The fair value of the forward contracts, estimated using third-party market indications and forecasts as at September 30, 2009, was a $0.2 million unrealized gain. These forward contracts are categorized as held for trade; therefore, the unrealized gain was recorded in income as a component of foreign exchange.

During the first three quarters of 2009, we recorded a $45.9 million loss in our currency translation adjustments in other comprehensive income compared to a $16.4 million gain during the same period in 2008. This unrealized loss

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2009
STANTEC INC. (UNAUDITED)

and gain arose when translating the operations of our US-based subsidiaries. The loss during the first three quarters of 2009 was due to the strengthening of the Canadian dollar from US$0.82 at December 31, 2008, to US$0.93 at September 30, 2009.

Income Taxes

Our effective income tax rate for the first three quarters of 2009 would have been 29.5% and our effective income tax rate for 2008 would have been 29.6% without the impact of the goodwill impairment charges recorded in 2009 and 2008 of $35.0 million and $53.0 million, respectively. The 29.5% effective income tax rate for the first three quarters of 2009 was within the expected range of 29 to 31% set out in our 2008 Financial Review. Including the impact of the non-deductible charges for goodwill impairment, our effective income tax rate for the first three quarters of 2009 was 46.3% compared to 55.0% for the year ended December 31, 2008. We review our estimated income tax rate quarterly and adjust it based on changes in statutory rates in the jurisdictions in which we operate and on our estimated earnings in each of these jurisdictions.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes thereto.

Quarterly Unaudited Financial Information
(In millions of Canadian dollars, except per share amounts)	Sep 30, 2009 without Goodwill Impairment	Sep 30, 2009	Jun 30, 2009	Mar 31, 2009	Dec 31, 2008

Gross revenue	384.2	384.2	388.1	404.8	369.3
Net revenue	306.7	306.7	318.1	343.3	297.0
Net income (loss)	25.0	(10.0)	22.3	20.7	20.0
EPS – basic	0.55	(0.22)	0.49	0.45	0.44
EPS – diluted	0.55	(0.22)	0.49	0.45	0.44

	Sep 30, 2008 without Goodwill Impairment	Sep 30, 2008	Jun 30, 2008	Mar 31, 2008	Dec 31, 2007

Gross revenue	347.6	347.6	343.3	291.8	258.3
Net revenue	289.2	289.2	289.0	254.9	215.9
Net income	23.0	(30.0)	22.1	16.9	19.0
EPS – basic	0.50	(0.66)	0.48	0.37	0.42
EPS – diluted	0.50	(0.66)	0.48	0.37	0.41

The quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options whose exercise price is not in the money.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2009
STANTEC INC. (UNAUDITED)

The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross revenue for the following quarterly comparisons:

(In millions of Canadian dollars)	Q3 09 vs. Q3 08	Q2 09 vs. Q2 08	Q1 09 vs. Q1 08	Q4 08 vs. Q4 07

Increase (decrease) in gross revenue due to:
Acquisition growth	70.3	68.7	86.1	102.0
Internal growth	(43.2)	(49.8)	(7.0)	(12.5)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	9.5	25.9	33.9	21.5

Total net increase in gross revenue	36.6	44.8	113.0	111.0

During Q2 09, our gross revenue increased by $44.8 million, or 13.0%, to $388.1 million compared to $343.3 million in the same period in 2008. Approximately $68.7 million of this increase resulted from acquisitions completed in 2008 and 2009 and a $25.9 million foreign exchange impact—due to the weakening of the Canadian dollar during Q2 09 compared to Q2 08—offset by a $49.8 million decline in internal growth. Net income during Q2 09 increased by $0.2 million, or 0.9%, from the same period in 2008. Diluted earnings per share in Q2 09 increased by $0.01, or 2.1%, compared to Q2 08. Our Q2 09 results were negatively impacted by a reduction in gross margin as a percentage of net revenue from 55.9% in Q2 08 to 55.6% in Q2 09, an increase in our administrative and marketing expenses as a percentage of net revenue from 40.8% to 41.3%, an increase in foreign exchange loss of $1.0 million, an increase in the amortization of intangibles of $0.9 million, and an increase in net interest expense of $1.0 million. Our Q2 09 results were positively impacted by the growth in gross revenue.

During Q1 09, our gross revenue increased by $113.0 million, or 38.7%, to $404.8 million compared to $291.8 million in the same period in 2008. Approximately $86.1 million of this increase resulted from acquisitions completed in 2008 and 2009 and a $33.9 million foreign exchange impact—due to the weakening of the Canadian dollar during Q1 09—offset by a $7.0 million decline in internal growth. Net income during Q1 09 increased by $3.8 million, or 22.5%, from the same period in 2008. Diluted earnings per share in Q1 09 increased by $0.08, or 21.6%, compared to the same period in Q1 08. Our Q1 09 results were negatively impacted by an increase in administrative and marketing expenses as a percentage of net revenue from 42.0% to 43.1%, an increase in the amortization of intangibles of $2.7 million, and an increase in interest expense of $1.9 million. Our Q1 09 results were positively impacted by an increase in gross margin as a percentage of net revenue from 55.0% in Q1 08 to 56.4% in Q1 09.

During Q4 08, our gross revenue increased by $111.0 million, or 43.0%, to $369.3 million compared to $258.3 million in the same period in 2007. Approximately $102.0 million of this increase resulted from acquisitions completed in 2007 and 2008 and a $21.5 million foreign exchange impact—due to the weakening of the Canadian dollar during Q4 08—offset by a $12.5 million decline in internal growth. Net income during Q4 08 increased by $1.0 million, or 5.3%, from the same period in 2007. Diluted earnings per share in Q4 08 increased by $0.03, or 7.3%, compared to the same period in Q4 07. Our Q4 08 results were negatively impacted by a reduction in gross margin as a percentage of net revenue from 57.5% in Q4 07 to 55.7% in Q4 08, an increase in the amortization of intangibles of $1.5 million, and an increase in interest expense of $1.2 million. Our Q4 08 results were positively impacted by the growth in gross revenue, a reduction in our administrative and marketing expenses as a percentage of net revenue from 43.5% to 43.0% quarter over quarter, and an increase in foreign exchange gains from $1.2 million to $2.5 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2009
STANTEC INC. (UNAUDITED)

LIQUIDITY AND CAPITAL RESOURCES

The following table represents summarized working capital information as at September 30, 2009, compared to December 31, 2008:

(In millions of Canadian dollars, except ratios)	Sep 30, 2009	Dec 31, 2008	Change

Current assets	439.1	480.7	(41.6)
Current liabilities	(280.2)	(300.0)	19.8
Working capital	158.9	180.7	(21.8)
Ratio of current assets to current liabilities	1.57	1.60	n/a

note: Working capital is calculated by subtracting current liabilities from current assets. The current ratio is calculated by dividing current assets by current liabilities.

Our cash flows from (used in) operating, investing, and financing activities for the third quarter and year to date for 2009 and 2008, as reflected in our consolidated statements of cash flows, are summarized in the following table:

	Quarter ended September 30			Three quarters ended September 30
(In millions of Canadian dollars)	2009	2008	$Change	2009	2008	$Change

Cash flows from operating activities	62.9	54.6	8.3	36.2	55.9	(19.7)
Cash flows used in investing activities	(7.2)	(28.8)	21.6	(84.8)	(128.6)	43.8
Cash flows from (used in) financing activities	(53.9)	(38.2)	(15.7)	(39.3)	72.1	(111.4)

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $300 million credit facility, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, sustaining capital spending on property and equipment, and repaying long-term debt.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model, as described in the Management’s Discussion and Analysis in our 2008 Financial Review, reduces the impact of changing market conditions on our operating cash flows. As well, we regularly monitor our short-term backlog and are able to manage our staff levels to the work available. We do not anticipate any immediate need to access additional capital; however, under certain favorable market conditions, we would consider issuing common shares to facilitate acquisition growth or to reduce the utilized level on our credit facility.

We continue to manage our capital structure according to the management guideline established in our 2008 Financial Review of maintaining a net debt to equity ratio at or below 0.5 to 1. The net debt to equity ratio, a non-GAAP measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash held in escrow, divided by (2) shareholders’ equity. At September 30, 2009, our net debt to equity ratio was 0.48 to 1.0. Excluding the impact of the goodwill impairment charges of $35.0 million in 2009 and $53.0 million in 2008, our net debt to equity ratio was 0.41 to 1. Going forward, there may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level above the target for a period of time.

We continue to limit our exposure to credit risk by placing our cash and cash equivalents in, and entering into derivative agreements with, high-quality credit institutions. Our investments held for self-insured liabilities include

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2009
STANTEC INC. (UNAUDITED)

bonds and equities, and we mitigate the risk associated with these bonds and equities through the overall quality and mix of our investment portfolio.

Working Capital

Our working capital (current assets less current liabilities) at the end of Q3 09 was $158.9 million compared to $180.7 million at December 31, 2008. From quarter to quarter, current assets decreased by $41.6 million, and current liabilities decreased by $19.8 million. The $41.6 million decrease in current assets from December 31, 2008, was due to a $89.3 million decrease in cash and cash equivalents and a $7.4 million decrease in cash held in escrow, offset by a $46.8 million increase in accounts receivable and in costs and estimated earnings in excess of billings. At December 31, 2008, cash and cash equivalents included cash advanced from our credit facility and held for the Jacques Whitford acquisition closing. The cash was paid to the vendors on the completion of the transaction on January 2, 2009. Our accounts receivable and estimated earnings in excess of billings increased from December 31, 2008, mainly due to the completion of the Jacques Whitford acquisition and the migration of Secor to our enterprise management system during 2009. The $19.8 million decrease in current liabilities at September 30, 2009, compared to December 31, 2008, resulted primarily from a decrease in accounts payable and accrued employee bonus and payroll liabilities.

Cash Flows From Operating Activities
Our cash flows from operating activities were $62.9 million in Q3 09 compared to $54.6 million in Q3 08. On a year-to-date basis, our cash flows from operating activities were $36.2 million in 2009 compared to $55.9 million in cash flows from operating activities in 2008. Our cash flows from operating activities are impacted by the timing of acquisitions—in particular, the timing of payments of acquired accounts payable and accrued liabilities, including employee annual bonuses. On a year-to-date basis, the $19.7 million decrease in cash flows from operating activities was a result of the following:

•
Our days of revenue in accounts receivable and estimated earnings in excess of billings increased from 83 days at December 31, 2008, to 86 days at September 30, 2009. This increase was due in part to general economic conditions as well as the continued integration and migration of acquisitions completed in 2008 and 2009.

•	Our cash paid to suppliers during 2009 was higher due primarily to the payment of acquired trade payables.

•	Our cash paid to employees during 2009 was higher due primarily to the payment of acquired bonuses and severances.

•	Our income taxes paid, net of income taxes recovered, increased during 2009.

Cash Flows Used in Investing Activities
Our cash flows used in investing activities were $7.2 million in Q3 09 compared to $28.8 million in Q3 08 and $84.8 million year to date compared to $128.6 million for the same period in 2008. Year to date, we used $67.7 million for the acquisition of Jacques Whitford compared to using $91.6 million for the acquisition of Zande, Rochester Signal Inc., Secor, RHL, and McIntosh Engineering Inc. in the same period last year. In addition, in Q1 08, $6.7 million was placed in an escrow account pending the outcome of purchase price adjustment clauses included in the Zande and Secor purchase agreements.

As a professional services organization, we are not capital intensive. Funds spent on capital are primarily for property and equipment, including such items as computer equipment and business information systems software, furniture, leasehold improvements, vehicles, and other office and field equipment. Our property and equipment purchases decreased from $9.0 million in Q3 08 to $2.3 million in Q3 09. One factor contributing to the higher spending on property and equipment in Q3 08 was our expenditure on improvements made to our Markham,

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2009
STANTEC INC. (UNAUDITED)

Ontario, and Edmonton, Alberta, offices. Our Q3 09 purchases were within the expected range for 2009 to support ongoing operational activity. During Q3 09, our purchases of property and equipment were financed by cash flows from operations.

Cash Flows From (Used in) Financing Activities
Our cash flows used in financing activities were $53.9 million in Q3 09 compared to $38.2 million in Q3 08, and our cash flows used in financing activities were $39.3 million year to date compared to cash flows from financing activities of $72.1 million for the same period in 2008. During Q3 09, we repaid $54.9 million of our revolving credit facility compared to repaying $37.6 million in Q3 08. Year to date, we repaid $108.7 million of our revolving credit facility and acquired debt from acquisitions and used $68.8 million of the facility, in part to pay accounts payable, employee bonuses, and notes payable due from acquisitions. In comparison, in the first three quarters of 2008, we repaid $91.7 million of our revolving credit facility and acquired debt from acquisitions and used $169.3 million of the facility, in part to finance the Zande, Rochester Signal, Secor, RHL, and McIntosh acquisitions. As at September 30, 2009, $129.2 million was available in the revolving credit facility for future activities.

Shareholders’ Equity

Share options exercised during the first three quarters of 2009 generated $1.7 million in cash compared to $1.1 million in cash generated during the same period in 2008. Our shareholders’ equity was reduced by $6.4 million in 2008 because of the repurchase of 222,000 shares year to date through our normal course issuer bid compared to the repurchase of no shares in the same period in 2009.

OTHER

Outstanding Share Data

As at September 30, 2009, there were 45,644,521 common shares and 1,837,097 share options outstanding. During the period of October 1, 2009, to October 30, 2009, no shares were repurchased under our normal course issuer bid, 32,000 share options were exercised, 1,667 share options were forfeited, and 833 share options were cancelled. As at October 30, 2009, there were 45,676,521 common shares and 1,802,597 share options outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and capital lease commitments, purchase and service obligations, and other liabilities as of September 30, 2009:

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2009
STANTEC INC. (UNAUDITED)

		Payment Due by Period
Contractual Obligations as at
September 30, 2009		Less than 1			After 5
(In millions of Canadian dollars)	Total	year	1-3 years	4-5 years	years

Long-term debt	266.9	38.1	228.4	0.2	0.2
Interest on debt	15.3	8.6	6.7	-	-
Operating lease commitments	332.6	65.4	104.7	73.1	89.4
Capital lease commitments	2.7	1.2	1.4	0.1	-
Purchase and service obligations	17.8	5.8	8.3	3.7	-
Other liabilities	3.7	0.2	0.4	0.6	2.5

Total contractual obligations	639.0	119.3	349.9	77.7	92.1

For further information regarding the nature and repayment terms of our long-term debt and capital lease obligations, refer to the Cash Flows From Financing Activities section and notes 5 and 10 in our unaudited interim consolidated financial statements for the quarter ended September 30, 2009. Our operating lease commitments include obligations under office space rental agreements, and our purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Our other liabilities include amounts payable under our deferred share unit plan and a commitment to purchase the non-controlling interests of The National Testing Laboratories Limited over a period ending in 2014. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

Off-Balance Sheet Arrangements

As of September 30, 2009, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $2.7 million that expire at various dates before October 2010. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. We also provide indemnifications and, in limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. As at September 30, 2009, we have a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at September 30, 2009, $11.6 million in bonds (US$10.8 million) was issued under this surety facility. During Q2 09, we issued a guarantee, up to a maximum of US$60 million, to secure project work with the US federal government. If the guarantee is exercised, we have recourse to our insurers, subject to certain deductibles, policy terms, and limits, to recover claims costs and damages arising from errors or omissions in our professional services. We have not made any payments under this guarantee, and no amounts have accrued in the consolidated financial statements with respect to this guarantee.

Financial Instruments and Market Risk

The nature and extent of our use of financial instruments, as well as the risks associated with these instruments, have not changed from those described in the Financial Instruments and Market Risk section of our 2008 Financial Review except that we now note that the fair value of derivatives is based on third-party market indications and forecasts provided by our financial institutions.

Related-Party Transactions

There were no related-party transactions during the first three quarters of 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2009
STANTEC INC. (UNAUDITED)

OUTLOOK

The outlooks for our Buildings, Environment, and Transportation practice areas remain stable, and we expect the outlooks for our Industrial and Urban Land practice areas to range from stable to a moderate decline. We operate in a highly diverse infrastructure and facilities market in North America consisting of many technical disciplines, practice areas, client types, and industries in both the private and public sectors, which gives us the flexibility to adapt to changing market conditions in a timely manner. Our results may fluctuate from quarter to quarter depending on variables such as project mix, economic factors, and integration activities related to acquisitions. In the third quarter of 2009, we saw some delays and softening in some of our sectors but no significant changes in our industry environment or market opportunities. Our business model continues to focus on mitigating risk by diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle. In addition, our expectations remain consistent with those described in the Outlook section of the Management’s Discussion and Analysis included in our 2008 Financial Review and discussed in the Gross and Net Revenue section of this Management’s Discussion and Analysis.

In the first quarter of 2009, federal economic stimulus packages were passed in both the United States and Canada.  In the third quarter, we secured some federal contracts and some small stimulus-funded projects, and we expect to experience some minor additional effects from stimulus-funding at the end of 2009 and increasingly in 2010. We believe that stimulus-funded projects will help maintain our level of backlog and replace projects that have been curtailed due to difficult economic conditions.

The above outlook is based, in part, on an update of the underlying assumptions found in the Outlook section of the Management’s Discussion and Analysis included in our 2008 Financial Review. The Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis outlines these updated assumptions.

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES

The preparation of our financial statements in accordance with Canadian generally accepted accounting principles (GAAP) requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. For the three quarters ended September 30, 2009, there has been no significant change in our critical accounting estimates from those described in our 2008 Financial Review under the heading Critical Accounting Estimates, Developments, and Measures and incorporated by reference herein except for estimates and assumptions used in our annual goodwill impairment test as further discussed in the Goodwill and Intangible Assets section of this Management’s Discussion and Analysis.

This Management’s Discussion and Analysis includes references to and uses measures and terms that are not specifically defined in the CICA Handbook and do not have any standardized meaning prescribed by GAAP, namely, gross revenue, net revenue, gross margin, backlog, debt to equity ratio, return on equity ratio, working capital, and current ratio. These non-GAAP measures may not be comparable to similar measures presented by other companies. For the three quarters ended September 30, 2009, there has been no significant change in our description of these non-GAAP accounting measures from that included in our 2008 Financial Review under the heading Critical Accounting Estimates, Developments, and Measures and incorporated by reference herein. Readers are encouraged to refer to this discussion in our 2008 Financial Review for additional information.

For the three quarters ended September 30, 2009, the only significant change in our accounting developments as described in our 2008 Financial Review was the adoption of CICA Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities,” and CICA Handbook Section 3064, “Goodwill and Intangible Assets,” as further described below.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2009
STANTEC INC. (UNAUDITED)

a) Changes in accounting policies
Fair Value of Financial Assets and Financial Liabilities. Effective January 1, 2009, we adopted the new CICA Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under CICA Handbook Section 3855, “Financial Instruments—Recognition and Measurement.” It states that an entity's own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 should be applied retrospectively, without restatement of prior periods, to all financial assets and liabilities measured at fair value. We adopted this abstract during the first quarter of the 2009 fiscal year, and this adoption did not have a significant effect on our financial position or on the results of our operations. We adopted this new accounting standard retrospectively without restatement of prior periods.

Goodwill and Intangible Assets. Effective January 1, 2009, we adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets,” which replaced Section 3062, “Goodwill and Other Intangible Assets,” and Section 3450, “Research and Development Costs.” This pronouncement further aligns Canadian GAAP with US GAAP and International Financial Reporting Standards (IFRS). Section 3064 establishes standards for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets subsequent to their initial recognition. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new standard also provides guidance for the recognition of internally developed intangible assets, including assets produced from research and development activities, ensuring the consistent treatment of all intangible assets, whether separately acquired or internally generated. The adoption of this standard did not have an effect on our financial position or on the results of our operations.

b) Recent accounting pronouncements
International Financial Reporting Standards. In 2005, the CICA announced its plans to converge Canadian GAAP for public entities with IFRS over a transition period that will end in 2011. In February 2008, the CICA confirmed that Canadian reporting issuers will need to begin reporting under IFRS by the first quarter of 2011 with comparative figures. During the first quarter of 2009, the CICA reconfirmed the above and issued a new exposure draft, “Adopting IFRS in Canada Phase II,” which includes the exposure of IFRS in effect at January 1, 2008. IFRS uses a conceptual framework similar to that used by Canadian GAAP, but there are differences in recognition, measurement, and disclosure.

We started our IFRS conversion project in 2008. This project consists of five phases: 1) preliminary planning and scoping, 2) detailed assessment, 3) solution development, 4) implementation, and 5) post-implementation review.

We have now completed the preliminary planning and scoping phase and the detailed assessment phase. The first phase included the establishment of a dedicated team to work on the IFRS transition and an IFRS Advisory Committee consisting of representatives from our Financial Services, Treasury, Internal Audit, Investor Relations, Information Technology, and Operations groups. The IFRS team provides updates to the IFRS Advisory Committee and the Audit Committee, including reports on the progress made on the detailed work plan. As well, during the planning and scoping phase, we completed a high-level diagnostic that identified the major differences between Canadian GAAP and IFRS and prioritized the IFRS requirements based on their financial reporting impact, business impact, and complexity.

We have also completed the detailed assessment phase and started the solution development phase, on target with the established timeline in our detailed work plan. The detailed assessment phase involved the establishment of issue-specific workgroups to perform a detailed diagnostic and the selection of accounting policies when alternatives are available. We divided the standards into 20 processes that we are analyzing according to their priority based on the high-level diagnostic. The solution development phase involves the formulation, documentation, and approval of solutions for the implementation of IFRS.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2009
STANTEC INC. (UNAUDITED)

Considering the impacts of IFRS on our business processes, information technology, and internal control over financial reporting is integral to these phases. IFRS 1, “First-Time Adoption of International Financial Reporting Standards,” provides entities that are adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirements for full retrospective application of IFRS. We are in the process of finalizing our choice of optional exemptions. As well, we are analyzing the various accounting policy choices available and will implement those we determine to be the most appropriate for our operations. Our choice of policies and optional exemptions is being reviewed by the Audit Committee. In addition, we have established a communication and training plan and are providing training to the Audit Committee, key employees, and stakeholders.

Before 2010, we expect to make changes to certain processes and systems, in time to enable the recording of transactions under IFRS for comparative reporting purposes in 2011. At this stage of the project, it is not practically possible to quantify the financial reporting impact of the differences between Canadian GAAP and IFRS on our operations.

Business Combinations. In January 2009, the CICA issued the new handbook Section 1582, “Business Combinations,” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures, in its financial statements, identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company's financial statements to evaluate the nature and financial effects of its business combinations. Although we are considering the impact of adopting this pronouncement on our consolidated financial statements in connection with our conversion to IFRS, the impact will be limited to any future acquisitions beginning in fiscal 2011.

Consolidation and Non-Controlling Interests. In January 2009, the CICA issued the new handbook Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-Controlling Interests,” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting of ownership interests in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statements of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statements of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. We are currently considering the impact of adopting these pronouncements on our consolidated financial statements in fiscal 2011 in connection with our conversion to IFRS.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Our CEO and chief financial officer (CFO) evaluated our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act Rules 13a–15(e) and 15d–15 (e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2009
STANTEC INC. (UNAUDITED)

Changes in Internal Controls over Financial Reporting. There has been no change in our internal control over financial reporting during the last fiscal quarter covered by this quarterly report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

RISK FACTORS

For the three quarters ended September 30, 2009, there has been no significant change in our risk factors from those described in our 2008 Financial Review. This includes our exposure to market factors that can affect our performance with respect to currency and interest rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2009
STANTEC INC. (UNAUDITED)

Consolidated Balance Sheets
(Unaudited)
	September 30	December 31
	2009	2008
(In thousands of Canadian dollars)	$	$

ASSETS (note 5)
Current
Cash and cash equivalents	14,630	103,979
Cash held in escrow (note 2)	-	7,392
Accounts receivable, net of allowance for doubtful accounts of
$ 12,412 ($11,597 – 2008)	273,495	256,243
Costs and estimated earnings in excess of billings	105,125	75,602
Income taxes recoverable	14,416	7,647
Prepaid expenses	13,771	8,094
Future income tax assets	13,611	15,265
Other assets (note 4)	4,003	6,503

Total current assets	439,051	480,725
Property and equipment	114,097	114,410
Goodwill (note 3)	464,663	446,818
Intangible assets	56,592	45,989
Future income tax assets	23,047	20,786
Other assets (note 4)	45,303	36,158

Total assets	1,142,753	1,144,886

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	182,383	198,228
Billings in excess of costs and estimated earnings	39,851	43,845
Income taxes payable	-	9,920
Current portion of long-term debt (note 5)	39,356	34,096
Future income tax liabilities	18,641	13,920

Total current liabilities	280,231	300,009
Long-term debt (note 5)	230,273	215,113
Future income tax liabilities	30,440	26,492
Other liabilities (note 6)	67,479	64,297

Total liabilities	608,423	605,911

Non-controlling interest in subsidiaries (note 2)	186	-

Commitments, contingencies, and guarantees (notes 2 and 5)

Shareholders' equity
Share capital (note 8)	221,070	218,757
Contributed surplus	12,504	10,458
Retained earnings	341,660	308,629
Accumulated other comprehensive (loss) income (note 11)	(41,090)	1,131

Total shareholders' equity	534,144	538,975

Total liabilities and shareholders' equity	1,142,753	1,144,886
See accompanying notes
SEPTEMBER 30, 2009
STANTEC INC. (UNAUDITED)
F-1

Consolidated Statements of Income
(Unaudited)
	For the quarter ended		For the three quarters ended
	September 30		September 30

	2009	2008	2009	2008
(In thousands of Canadian dollars, except share and per share amounts)	$	$	$	$

INCOME
Gross revenue	384,161	347,561	1,177,082	982,691
Less subconsultant and other direct expenses	77,392	58,366	208,963	149,578

Net revenue	306,769	289,195	968,119	833,113
Direct payroll costs	133,474	127,135	424,637	369,227

Gross margin	173,295	162,060	543,482	463,886
Administrative and marketing expenses (notes 8 and 14)	126,801	113,453	406,164	338,455
Depreciation of property and equipment	6,863	6,454	20,821	18,657
Amortization of intangible assets	3,061	2,924	11,889	8,143
Impairment of goodwill and intangible assets (note 3)	35,000	58,369	35,000	58,369
Net interest expense (note 5)	2,742	1,888	9,180	5,401
Share of (income) loss from associated companies	(1,769)	(83)	(2,611)	77
Foreign exchange (gains) losses	(7)	520	1,964	541
Other expense (income) (note 4)	127	(261)	(423)	(891)

Income (loss) before income taxes	477	(21,204)	61,498	35,134

Income taxes
Current	7,876	14,593	28,572	32,793
Future	2,590	(5,780)	(105)	(6,684)

Total income taxes	10,466	8,813	28,467	26,109

Net income (loss) for the period	(9,989)	(30,017)	33,031	9,025

Weighted average number of shares outstanding –
basic	45,523,275	45,595,087	45,502,057	45,628,244

Weighted average number of shares outstanding –
diluted	45,873,933	45,971,887	45,824,756	46,103,940

Shares outstanding, end of the period	45,644,521	45,569,523	45,644,521	45,569,523

Earnings (loss) per share (note 8)
Basic	(0.22)	(0.66)	0.73	0.20

Diluted	(0.22)	(0.66)	0.72	0.20
See accompanying notes

SEPTEMBER 30, 2009
STANTEC INC. (UNAUDITED)

Consolidated Statements of Shareholders' Equity and Comprehensive Income
(Unaudited)

						Accumulated
						Other
	Shares	Share	Contributed	Deferred		Comprehensive
	Outstanding	Capital	Surplus	Stock	Retained	Loss (AOCL)
	(note 8)	(note 8)	(note 8)	Compensation	Earnings	(note 11)	Total
(In thousands of Canadian dollars, except shares outstanding)	#	$	$	$	$	$	$

Balance, December 31, 2007	45,698,143	218,790	6,266	(110)	286,780	(69,028)	442,698
Comprehensive income:

Net income					9,025		9,025
Currency translation adjustments						16,398	16,398
Unrealized losses on cash flow hedge						(42)	(42)
Unrealized losses on financial assets						(2,142)	(2,142)
Realized gains transferred to net income						(164)	(164)
Total comprehensive income					9,025	14,050	23,075

Share options exercised for cash	89,860	1,114					1,114
Stock-based compensation expense			3,226	110			3,336

Shares repurchased under normal course issuer bid	(222,000)	(1,065)	(34)		(5,265)		(6,364)

Reclassification of fair value of stock options previously expensed		391	(391)				-
Shares issued on vesting of restricted shares	3,520	33	(214)				(181)

Balance, September 30, 2008	45,569,523	219,263	8,853	-	290,540	(54,978)	463,678

Retained earnings and AOCL	235,562

Balance, December 31, 2008	45,448,123	218,757	10,458	-	308,629	1,131	538,975
Comprehensive income:

Net income					33,031		33,031
Currency translation adjustments						(45,938)	(45,938)
Unrealized gains on cash flow hedge						898	898
Unrealized gains on financial assets						2,539	2,539
Realized losses transferred to net income						280	280
Total comprehensive income					33,031	(42,221)	(9,190)

Share options exercised for cash	196,398	1,675					1,675
Stock-based compensation expense			2,684	-			2,684

Reclassification of fair value of stock options previously expensed		638	(638)				-

Balance, September 30, 2009	45,644,521	221,070	12,504	-	341,660	(41,090)	534,144

Retained earnings and AOCL						300,570

See accompanying notes

SEPTEMBER 30, 2009
STANTEC INC. (UNAUDITED)

Consolidated Statements of Cash Flows
(Unaudited)
	For the quarter ended		For the three quarters ended
	September 30		September 30
	2009	2008	2009	2008
(In thousands of Canadian dollars)	$	$	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients	384,040	310,667	1,185,134	869,191
Cash paid to suppliers	(130,553)	(55,589)	(439,162)	(214,560)
Cash paid to employees	(180,985)	(193,868)	(654,342)	(559,049)
Dividends from equity investments	-	-	592	150
Interest received	455	551	1,589	1,412
Interest paid	(2,149)	(2,238)	(9,401)	(5,462)
Income taxes paid	(12,098)	(9,486)	(53,511)	(41,724)
Income taxes recovered	4,191	4,569	5,257	5,920

Cash flows from operating activities (note 15)	62,901	54,606	36,156	55,878

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired (note 2)	(3,360)	(19,550)	(67,702)	(91,600)
Cash held in escrow (note 2)	-	-	-	(6,701)
Increase in investments held for self-insured liabilities	(1,690)	(340)	(2,924)	(2,185)
Proceeds on disposition of investments	-	-	-	9
Purchase of property and equipment	(2,347)	(9,043)	(15,391)	(28,507)
Proceeds on disposition of property and equipment	134	104	1,176	393

Cash flows used in investing activities	(7,263)	(28,829)	(84,841)	(128,591)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt	(54,905)	(37,617)	(104,084)	(89,866)
Proceeds from long-term borrowings	-	500	68,771	169,337
Repayment of acquired bank indebtedness (note 2)	-	-	(4,596)	(1,788)
Repayment of capital lease obligations	(49)	(117)	(1,032)	(343)
Repurchase of shares for cancellation	-	(1,025)	-	(6,364)
Proceeds from issue of share capital	1,137	81	1,675	1,114

Cash flows (used in) from financing activities	(53,817)	(38,178)	(39,266)	72,090

Foreign exchange (loss) gain on cash held in foreign currency	(929)	196	(1,398)	332

Net increase (decrease) in cash and cash equivalents	892	(12,205)	(89,349)	(291)
Cash and cash equivalents, beginning of the period	13,738	26,089	103,979	14,175

Cash and cash equivalents, end of the period	14,630	13,884	14,630	13,884
See accompanying notes

SEPTEMBER 30, 2009
STANTEC INC. (UNAUDITED)

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.	General Accounting Policies

These unaudited interim consolidated financial statements of Stantec Inc. (the Company) have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) on a basis consistent with those used in the preparation of the Company's December 31, 2008, annual consolidated financial statements except as described below. Because the disclosures included in these interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements, these interim consolidated financial statements should be read in conjunction with the December 31, 2008, annual consolidated financial statements. In management's opinion, these interim consolidated financial statements include all the adjustments necessary to present fairly such interim consolidated financial statements. The consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for interim periods are not necessarily indicative of results on an annual basis due to short-term variations and the timing of acquisitions, if any, during interim periods.

a) Changes in accounting policies

Fair Value of Financial Assets and Financial Liabilities. Effective January 1, 2009, the Company adopted the new Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee (EIC) Abstract EIC-173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities." EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under CICA Handbook Section 3855, "Financial Instruments—Recognition and Measurement." It states that an entity's own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 should be applied retrospectively, without restatement of prior periods, to all financial assets and liabilities measured at fair value. The Company adopted this abstract during the first quarter of the 2009 fiscal year, and this adoption did not have a significant effect on its financial position or on the results of its operations. The Company adopted this new accounting standard retrospectively without restatement of prior periods.

Goodwill and Intangible Assets. Effective January 1, 2009, the Company adopted CICA Handbook Section 3064, "Goodwill and Intangible Assets," which replaced Section 3062, "Goodwill and Other Intangible Assets," and Section 3450, "Research and Development Costs." This pronouncement further aligns Canadian GAAP with US GAAP and International Financial Reporting Standards (IFRS). Section 3064 establishes standards for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets subsequent to their initial recognition. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new standard also provides guidance for the recognition of internally developed intangible assets, including assets produced from research and development activities, ensuring the consistent treatment of all intangible assets, whether separately acquired or internally generated. The adoption of this standard did not have an effect on the Company’s financial position or on the results of its operations.

b) Recent accounting pronouncements

International Financial Reporting Standards. In 2005, the CICA announced its plans to converge Canadian GAAP for public entities with IFRS over a transition period that will end in 2011. In February 2008, the CICA confirmed that Canadian reporting issuers will need to begin reporting under IFRS by the first quarter of 2011 with comparative figures. During the first quarter of 2009, the CICA reconfirmed the above and issued a new exposure draft, "Adopting IFRS in Canada Phase II," which includes the exposure of IFRS in effect at January 1, 2008. IFRS uses a conceptual framework similar to that used by Canadian GAAP, but there are differences in recognition, measurement, and disclosure.

The Company started its IFRS conversion project in 2008. This project consists of five phases: 1) preliminary planning and scoping, 2) detailed assessment, 3) solution development, 4) implementation, and 5) post-implementation review.

The Company has completed the preliminary planning and scoping and detailed assessment phases. The first phase included the establishment of a dedicated team to work on the IFRS transition and an IFRS Advisory Committee consisting

SEPTEMBER 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

of representatives from the Company's Financial Services, Treasury, Internal Audit, Investor Relations, Information Technology, and Operations groups. The IFRS team provides updates to the IFRS Advisory Committee and the Audit Committee, including reports on the progress made on the detailed work plan. As well, during the planning and scoping phase, the Company completed a high-level diagnostic that identified the major differences between Canadian GAAP and IFRS and prioritized the IFRS requirements based on their financial reporting impact, business impact, and complexity.

The Company has also completed the detailed assessment phase and started the solution development phase, on target with the established timeline in its detailed work plan. The detailed assessment phase involved the establishment of issue-specific workgroups to perform a detailed diagnostic and the selection of accounting policies when alternatives are available. The Company divided the standards into 20 processes that it analyzed according to their priority based on the high-level diagnostic. The solution development phase involves the formulation, documentation, and approval of solutions for the implementation of IFRS. Considering the impacts of IFRS on the Company’s business processes, information technology, and internal control over financial reporting is integral to these phases. IFRS 1, “First-Time Adoption of International Financial Reporting Standards,” provides entities that are adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirements for full retrospective application of IFRS. The Company is in the process of finalizing its choice of optional exemptions. As well, it is analyzing the various accounting policy choices available and will implement those it determines to be the most appropriate for its operations. Its choice of policies and optional exemptions is being reviewed by the Audit Committee. In addition, the Company has established a communication and training plan and is providing training to the Audit Committee, key employees, and stakeholders.

Before 2010, the Company expects to make changes to certain processes and systems, in time to enable the recording of transactions under IFRS for comparative reporting purposes in 2011. At this stage of the project, it is not practically possible to quantify the financial reporting impact of the differences between Canadian GAAP and IFRS on the Company's operations.

Business Combinations. In January 2009, the CICA issued the new handbook Section 1582, "Business Combinations," effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures, in its financial statements, identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company's financial statements to evaluate the nature and financial effects of its business combinations. Although the Company is considering the impact of adopting this pronouncement on its consolidated financial statements in connection with its conversion to IFRS, the impact will be limited to any future acquisitions beginning in fiscal 2011.

Consolidation and Non-Controlling Interests. In January 2009, the CICA issued the new handbook Section 1601, "Consolidated Financial Statements," and Section 1602, "Non-Controlling Interests," effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting of ownership interests in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statements of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statements of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in fiscal 2011 in connection with its conversion to IFRS.

SEPTEMBER 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

2.     Business Acquisitions

Acquisitions are accounted for under the purchase method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. Purchase price allocations are completed after the vendors' final financial statements and income tax returns have been prepared and accepted by the Company. Such preliminary purchase price allocations are based on management's best estimates of the fair values of the acquired assets and liabilities. Upon finalization, adjustments to the initial estimates may be required, and these adjustments may be material.

The purchase prices of acquisitions may be subject to price adjustment clauses included in the purchase agreements. At each consolidated balance sheet date, these purchase price adjustment clauses are reviewed, which may result in an increase or reduction to the notes payable consideration recorded at acquisition to reflect either more or less non-cash working capital than was originally recorded.

As at September 30, 2009, additional consideration, specified in certain purchase agreements, may be payable based on future performance parameters. This contingent consideration is not determinable and will be recognized as an adjustment to goodwill in the period in which the contingency is resolved. During the first three quarters of 2009, $1.8 million in contingent consideration of this nature was recorded.

In the case of some acquisitions, additional payments may be made to the employees of an acquired company that are based on their continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed as compensation as services are provided by the employees.

Acquisitions in 2009

On January 2, 2009, the Company acquired the shares and businesses of Jacques Whitford Group Ltd. and Jacques Whitford Global Group Limited (Jacques Whitford) for cash consideration of $64.0 million and notes payable of $79.0 million. These firms are leading providers of environmental management and remediation and geotechnical engineering services. Their addition strengthened the service offerings in the Company's Environment practice. This acquisition also increased the Company’s presence in Atlantic Canada, expanded and enhanced its geotechnical engineering capabilities, increased its ability to provide environmental and geoscientific assessments in Canada's Arctic and Alberta for resource development, expanded its ability to support the mining sector, and expanded its air quality services.

During the first three quarters of 2009, the Company adjusted the purchase prices on the Dunlop Architects Inc.; Vollmer Associates LLP; Neill and Gunter Limited; Neill and Gunter (Nova Scotia) Limited; Fuller, Mossbarger, Scott & May Engineers, Inc.; The Zande Companies, Inc.; RHL Design Group, Inc.; McIntosh Engineering Holdings Corporation; and Murphy Hilgers Architects Inc. acquisitions pursuant to purchase price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital and notes payable.

During the first three quarters of 2009, the purchase price allocations for the RHL Design Group, Inc. and McIntosh Engineering Holdings Corporation acquisitions were finalized. The Company expects to finalize the purchase price allocation for the Jacques Whitford acquisition during the fourth quarter of 2009.

Acquisitions in 2008

On January 2, 2008, the Company acquired the shares and business of The Zande Companies, Inc. for cash consideration and notes payable. In addition, at acquisition, US$1.56 million was placed in an escrow account, pending the outcome of purchase price adjustment clauses included in the purchase agreement, and a corresponding US$1.56 million obligation was recorded. Any increase or reduction to this obligation is recorded as an adjustment to the net assets acquired. During 2008, due to purchase price adjustments, US$491,000 was returned to the Company, and the obligation was reduced accordingly. On January 2, 2009, the funds remaining in escrow were paid to the representative of the former shareholders

SEPTEMBER 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

of The Zande Companies, Inc. The acquisition of this firm strengthened the Company's operations in the midwestern United States and increased the depth of its service offerings to public sector clients in the environment sector. The Zande Companies, Inc. provides services mainly in water and wastewater treatment facility design, environmental management, and transportation, as well as complementary services in planning, landscape architecture, surveying, and land development.

On January 2, 2008, the Company acquired the net assets and business of Rochester Signal, Inc. for cash consideration and notes payable. The addition of this firm supplemented the existing transit-related services offered by the Company. Rochester Signal, Inc. provides signal design and related construction management, installation, and testing services, along with engineering support for the development of all types of rail systems, from main and commuter lines to rapid transit and light rail.

On February 1, 2008, the Company acquired the shares and business of SII Holdings, Inc. (Secor) for cash consideration. In addition, at acquisition, US$5.0 million was placed in an escrow account to be settled on February 1, 2009, pending the outcome of purchase price adjustment clauses included in the purchase agreement. A corresponding US$5.0 million obligation was also recorded at acquisition. During the first quarter of 2009, US$4.9 million of the escrow funds was paid to the former shareholders of Secor, and the remainder was paid back to the Company and recorded as a reduction of the liability and an adjustment to non-cash working capital. The acquisition of this firm significantly increased the Company’s service offerings in the environment sector. Secor provides expertise in downstream marketing remedial services to the US energy industry, as well as comprehensive environmental remediation services to the manufacturing, chemical, pulp and paper, and transportation industries.

On March 14, 2008, the Company acquired the shares and business of RHL Design Group, Inc. for cash consideration and promissory notes. The acquisition of this firm, headquartered in Petaluma, California, with several offices in the western United States, significantly increased the Company's commercial development services. RHL Design Group, Inc. provides full program implementation and comprehensive design services to commercial clients with facilities in multiple locations.

On July 2, 2008, the Company acquired the shares and business of McIntosh Engineering Holdings Corporation for cash consideration and notes payable. The addition of this firm provided the Company with a more visible presence in the mining sector and expanded its operations in Tempe, Arizona, and Sudbury and North Bay, Ontario. McIntosh Engineering Holdings Corporation provides expertise in underground mining engineering.

During the first three quarters of 2008, the Company adjusted the purchase prices on the Vollmer Associates LLP; Trico Engineering Consultants, Inc.; Chong Partners Architecture, Inc.; Woodlot Alternatives, Inc.; Neill and Gunter companies; Murphy Hilgers Architects Inc.; Fuller, Mossbarger, Scott & May Engineers, Inc.; Secor; and RHL Design Group, Inc. acquisitions pursuant to purchase price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital and notes payable.

SEPTEMBER 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

        Aggregate consideration paid

Details of the aggregate consideration given and of the fair values of net assets acquired or adjusted for in the first three quarters of each year are as follows:

	2009	2008
(In thousands of Canadian dollars)	$	$

Cash consideration	67,702	97,399
Notes payable	66,133	31,177

Purchase price	133,835	128,576

Assets and liabilities acquired at fair values
Cash acquired	-	5,799
Bank indebtedness assumed	(4,596)	(1,788)
Non-cash working capital	28,433	16,766
Property and equipment	14,507	11,274
Investments	4,684	-
Goodwill	92,128	99,632
Intangible assets
Client relationships	11,707	14,396
Contract backlog	10,218	4,260
Other	3,553	(1,220)
Other long-term liabilities	(2,294)	(1,308)
Non-controlling interest in subsidiaries	(186)	-
Long-term debt	(13,993)	(16,105)
Future income taxes	(7,242)	(2,264)
Capital lease obligations	(3,084)	(866)

Net assets acquired	133,835	128,576

Of the goodwill and intangible assets resulting from the acquisition completed in the first quarter of 2009, none is deductible for income tax purposes (2008 – $12,009,000).

At the time of acquisition, management estimates the exit costs of consolidating or closing offices occupied by the acquired entity. These costs are accrued in other long-term liabilities or non-cash working capital as part of the purchase price allocation (note 6). Adjustments to the exit liabilities may impact goodwill.

As a result of the Jacques Whitford acquisition, the Company assumed commitments for operating leases of approximately $22,595,000 and for capital leases of approximately $3,084,000, with lease terms ranging from 1 to 10 years.

As part of the Jacques Whitford acquisition, the Company acquired a 50% interest in the EM&I Jacques Ltd. joint venture. Also acquired were 12 investments in associated companies over which the Company is able to exercise significant influence, but not control, which are accounted for using the equity method. The Company's ownership interest in these 12 investments ranges from 24.5% to 50.0%.

In addition, as part of the Jacques Whitford acquisition, the Company acquired a 70% interest in FMA Heritage Inc., an 80% interest in Westworth Associates Environmental Ltd., a 75% interest in The National Testing Laboratories Limited (NTLL), and a 56% interest in I.R. Wilson Consultants Ltd. A non-controlling interest in these subsidiaries represents the minority interest’s share of the subsidiary’s equity. Income earned by the non-controlling interest in these subsidiaries was nil during the first three quarters of 2009. During the first quarter of 2009, the Company entered into an agreement whereby it commits to purchase in the future the non-controlling interests of NTLL over a period ending in 2014. During the second and third quarters of 2009, the Company purchased the remaining 30% of FMA Heritage Inc. and the remaining 20% of Westworth Associates Environmental Ltd.

SEPTEMBER 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

3.      Goodwill and Intangible Assets

	September 30,	December 31,
	2009	2008
(In thousands of Canadian dollars)	$	$

Goodwill, beginning of the period	446,818	332,922
Current year acquisitions	96,053	99,606
Impairment	(35,000)	(53,000)
Contingent consideration	1,787	1,419
Purchase price adjustments	(5,712)	(1,066)
Impact of foreign exchange	(39,283)	66,937

Goodwill, end of the period	464,663	446,818

Goodwill

In accordance with its accounting policies, the Company conducts an annual goodwill impairment test as of July 1, or more frequently if circumstances indicate that an impairment may occur. The Company allocates goodwill to its reporting units. In 2008 and Q1 09, these reporting units were defined as Canada, US West, and US East. Effective Q2 09, the reporting units are defined as Canada West, Canada East, US West, and US East. Reporting units are determined based on the way management organizes the Company for making operating decisions and assessing performance. The Company does not monitor goodwill at or allocate goodwill to its practice areas.

Management believes that the methodology used to test impairment of goodwill, which involves a significant number of judgments and estimates, provides a reasonable basis for determining whether an impairment has occurred. Many of the factors used in determining whether or not goodwill is impaired are outside management’s control and involve inherent uncertainty. Therefore, actual results could differ from those estimated. As well, it is reasonably likely that assumptions and estimates will change in future periods and could have a significant impact on the fair value of a reporting unit, resulting in future impairments.

Goodwill impairment testing is a two-step process. In the first step, the Company compares the fair value of its reporting units to its respective carrying value. The Company estimates fair value using market information and discounted after-tax cash flow projections, which is known as the income approach. The income approach uses a reporting unit’s projection of estimated operating results and discounted cash flows based on a discount rate that reflects current market conditions. For its 2009 impairment test, the Company discounted its reporting units' cash flows using discount rates ranging from 10.5% to 12.0% (2008 – 10.0% to 12.0%). To arrive at cash flow projections, the Company used estimates of economic and market information over the projection period, including growth rates in revenues, costs, estimates of future expected changes in operating margins, and cash expenditures. Other significant estimates and assumptions included terminal value growth rates, future estimates of capital expenditures, and changes in future working capital requirements.

The Company validates its estimate of the fair value of each reporting unit under the income approach by comparing the resulting multiples to multiples derived from comparable public company transactions or acquisition multiples on its private company transactions. The Company reconciles the total of the fair values of its reporting units with its market capitalization to determine if the sum of the individual fair values is reasonable compared to the external market indicators. If the reconciliation indicates a significant difference between the external market capitalization and the fair values of the reporting units, the Company reviews and adjusts, if appropriate, the discount rates by reporting units and considers if the implied control premium is reasonable in light of current market conditions.

If the carrying value of a reporting unit is higher than its fair value, goodwill is potentially impaired and step two of the impairment test must be performed. In step two, the amount of the impairment is calculated by comparing the implied fair value of the reporting unit’s goodwill to the carrying value of the goodwill. The implied fair value of the goodwill is calculated in the same manner as if the reporting unit were being acquired in a business combination. If the implied fair value of the

SEPTEMBER 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

goodwill is less than its carrying value, an impairment charge is recorded for the difference. The impairment charge is recorded as a reduction in the carrying value of the goodwill on the consolidated balance sheet and recognized as a non-cash impairment charge in income.

During the third quarter of 2009, the Company completed step one of the impairment test and determined that the US West reporting unit was impaired. The impairment was due to fluctuations in the market and uncertainties arising from overall economic conditions primarily relating to the Urban Land practice area, which comprises approximately 19% of the reporting unit's gross revenue year to date compared to approximately 60% for the same period in 2006 when economic conditions were favorable for the practice. Upon completion of step two of the impairment test, the Company determined that the goodwill of this reporting unit was impaired. A $35.0 million impairment charge was attributed to the US West reporting unit and reflected as a non-cash charge to income. After the impairment charge, the aggregate carrying value of the US West goodwill was $157.2 million, or 33.8% of the consolidated goodwill balance.

Although the Company has reduced the carrying amount of its goodwill, if market and economic conditions deteriorate further or if continued volatility in the financial markets causes declines in its stock price, increases the weighted average cost of capital, or changes cash flow multiples or other inputs to its goodwill assessment, it may need to test its goodwill for impairment between its annual testing periods. In addition, it is possible that changes in the numerous variables associated with the judgments, assumptions, and estimates made by management in assessing the fair value of the Company's goodwill could cause its reporting units to be further impaired. Goodwill impairment charges are non-cash charges that could have a material adverse effect on the Company’s consolidated financial statements but do not have any adverse effect on its liquidity, cash flows from operating activities, or debt covenants and will not have an impact on its future operations.

During the third quarter of 2008, after completing step one of the impairment test, the Company determined that its goodwill was potentially impaired since the estimated fair value of its US West and US East reporting units was less than their carrying value. As at September 30, 2008, the second step of the goodwill impairment test was not complete, and management recorded its best estimate of the goodwill impairment as $53.0 million. This charge was allocated to the US West and US East reporting units and reflected as a non-cash charge to income. During the fourth quarter of 2008, the Company completed step two of the goodwill impairment test and concluded that no further adjustment to this estimate was required.

Intangible assets

In accordance with its accounting policies, during the third quarter of 2009, the Company completed its annual impairment test of intangible assets to determine if the carrying amount of these assets was fully recoverable. The determination of recoverability is based on an estimate of undiscounted cash flow, and the measurement of impairment loss is based on the amount that the carrying value exceeds the fair value. As part of the impairment test, the Company updated its future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of the assets. Based on the results of this review, the Company concluded that there was no impairment to intangible assets.

During the third quarter of 2008, the Company completed its annual impairment test and concluded that intangible assets relating to certain client relationships were not fully recoverable and therefore recorded a non-cash $5.4 million impairment charge to income. The impairment primarily reflected the financial distress experienced by specific clients in relation to The Keith Companies, Inc. acquisition. The remaining carrying value of these client relationships after this impairment charge was $6.0 million at December 31, 2008.

SEPTEMBER 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

4.	Other Assets

	September 30	December 31
	2009	2008
(In thousands of Canadian dollars)	$	$

Investments held for self-insured liabilities	29,875	26,540
Investments in associated companies	7,694	1,226
Investments – other	756	774
Holdbacks on long-term contracts	3,350	3,933
Assets held for sale	640	621
Other	6,991	9,567

	49,306	42,661
Less current portion	4,003	6,503

	45,303	36,158

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. These investments are classified as available for sale and are stated at fair value as at September 30, 2009. The bonds bear interest at rates ranging from 2.70% to 7.00% per annum. Interest, dividends, and realized gains and losses on these investments are recorded in other income. The unrealized gains and losses are recorded in other comprehensive income. The term to maturity of the bond portfolio ranges from within one to five years.

5.	Long-Term Debt
		September 30	December 31
		2009	2008
	(In thousands of Canadian dollars)	$	$

	Non-interest-bearing note payable	173	162
	Other notes payable	98,485	55,940
	Bank loan	168,250	192,544
	Capital lease obligations	2,721	563

		269,629	249,209
	Less current portion	39,356	34,096

		230,273	215,113

The carrying values of the other notes payable have a weighted average effective rate of interest of 5.06% and may be supported by promissory notes where required. The notes are due at various times from 2009 to 2013. The aggregate maturity value of the notes is $98,551,000 (December 31, 2008 – $56,062,000). As at September 30, 2009, $25,653,000 (December 31, 2008 – $48,343,000) of the notes' carrying value was payable in US funds (September 30, 2009 –US$23,959,000; December 31, 2008 – US$39,690,000). The carrying value of the other notes payable approximates their fair value based on interest rates in effect at September 30, 2009.

The Company has a $300 million revolving credit facility that matures on August 31, 2011. The facility is available for acquisitions, working capital needs, capital expenditures, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers' acceptance rates plus 65, 85, or 125 basis points. As at September 30, 2009, $108,250,000 of the bank loan was payable in US funds (US$101,102,000), and $60,000,000 was payable in Canadian funds. As at December 31, 2008, $131,544,000

SEPTEMBER 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

of the bank loan was payable in US funds (US$108,000,000), and $61,000,000 was payable in Canadian funds. Loans may be repaid under the credit facility from time to time at the option of the Company.

During 2008, the Company entered into an interest rate swap agreement that has the effect of converting the variable interest obligation associated with US$100 million of the credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread, until September 3, 2010 (note 7).

Taking the effect of the interest rate swap into consideration, the average interest rate applicable at September 30, 2009, was 3.00% (December 31, 2008 – 3.36%). The credit facility contains restrictive covenants (note 10). All the assets of the Company are held as collateral under a general security agreement for the bank loan. The interest incurred on long-term debt in Q3 09 was $2,728,000 (Q3 08 – $2,033,000), with a year-to-date expense of $9,187,000 (Q3 08 – $5,661,000).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit. At September 30, 2009, the Company had issued and outstanding letters of credit totaling $139,000 (December 31, 2008 – $139,000) payable in Canadian funds and $2,402,000 (US$2,243,000) (December 31, 2008 – $2,426,000, US$1,992,000) payable in US funds that expire at various dates before October 2010. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At September 30, 2009, $129,209,000 (December 31, 2008 –$104,891,000) was available in the revolving credit facility for future activities.

As at September 30, 2009, $116,000 in additional letters of credit had been assumed from acquisitions (December 31, 2008 – nil). The Company has a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at September 30, 2009, $11,601,000 (US$10,835,000) in bonds had been issued under this surety facility.

During Q2 09, the Company issued a guarantee, up to a maximum of US$60 million, for project work with the US federal government. If the guarantee is exercised, the Company has recourse to its insurers, subject to certain deductibles, policy terms, and limits, to recover claims costs and damages arising from errors or omissions in professional services. The Company has not made any payments under this guarantee, and no amounts have been accrued in the consolidated financial statements with respect to the guarantee.

As at September 30, 2009, the Company's capital lease obligations included capital leases bearing interest at rates ranging from 2.07% to 13.89%. These capital leases expire at various dates before 2013.

6.	Other Liabilities

	September 30	December 31
	2009	2008
(In thousands of Canadian dollars)	$	$

Provision for self-insured liabilities	33,731	30,265
Deferred gain on sale leaseback	4,986	5,314
Lease inducement benefits	21,433	22,866
Liabilities on lease exit activities	6,496	4,081
Liability for uncertain tax positions	2,102	1,725
Derivative financial instruments (note 7)	2,924	4,218
Other	5,798	3,475

	77,470	71,944
Less current portion included in accrued liabilities	9,991	7,647

	67,479	64,297

SEPTEMBER 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Provision for self-insured liabilities
	September 30	December 31
	2009	2008
(In thousands of Canadian dollars)	$	$

Provision, beginning of the period	30,265	17,659
Current period provision	9,979	12,470
Payment for claims settlement	(3,750)	(3,034)
Impact of foreign exchange	(2,763)	3,170

Provision, end of the period	33,731	30,265

Liabilities on lease exit activities
	September 30	December 31
	2009	2008
(In thousands of Canadian dollars)	$	$

Liability, beginning of the period	4,081	4,112
Current period provision:
Established for existing operations	3,515	1,488
Resulting from acquisitions	1,677	1,663
Costs paid or otherwise settled	(2,921)	(2,475)
Adjustments to purchase price allocation	617	(1,181)
Impact of foreign exchange	(473)	474

Liability, end of the period	6,496	4,081

7.	Derivative Financial Instruments

As at September 30, 2009, the Company had entered into foreign currency forward contract arrangements that provided for the purchase of US$80,500,000 at rates ranging from 1.0785 to 1.0802 per US dollar maturing over the next month. As at September 30, 2008, the Company had entered into foreign currency forward contract arrangements that provided for the purchase of US$73,500,000 at rates ranging from 1.0357 to 1.0692 per US dollar maturing over the next two months. These derivative financial instruments were entered into to mitigate foreign currency fluctuation risk on net operating assets denominated in US dollars. The fair value of these contracts, estimated using third-party market indications and forecasts as at September 30, 2009, is an unrealized gain of $242,000 (September 30, 2008 – unrealized loss of $1,779,000). The unrealized gains or losses relating to these derivative financial instruments were recorded in income as foreign exchange gains or losses and in the consolidated balance sheet as other assets or other liabilities.

During 2008, the Company entered into a US$100 million interest rate swap agreement that matures on September 3, 2010. This swap agreement has the effect of converting the variable interest rate on US$100 million of the Company's revolving credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread. The fair value of the interest rate swap, estimated using third-party market indications and forecasts at September 30, 2009, is an unrealized loss of $2,924,000 ($2,076,000 net of tax) (December 31, 2008 – unrealized loss of $4,218,000 [$2,974,000 net of tax]). The Company has designated the swap as a cash flow hedge against its revolving credit facility; therefore, the unrealized gains or losses relating to this derivative financial instrument are recorded in other comprehensive income and in the consolidated balance sheet as other assets or other liabilities. In the event that the hedging relationship is no longer effective or ceases to exist, the gains or losses will be recorded in income. The hedging relationship was effective from the date of entering into the swap to September 30, 2009.

SEPTEMBER 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

8.    Share Capital

During Q3 09, no common shares were repurchased for cancellation pursuant to the Company's ongoing normal course issuer bid. During Q3 08, 41,300 common shares were repurchased for cancellation at a cost of $1,025,000. Of this amount, $197,000 and $8,000 reduced share capital and contributed surplus accounts, respectively, with $820,000 being charged to retained earnings.

During the first three quarters of 2009, no common shares were repurchased for cancellation pursuant to the Company's ongoing normal course issuer bid. During the first three quarters of 2008, 222,000 common shares were repurchased for cancellation at a cost of $6,364,000. Of this amount, $1,065,000 and $34,000 reduced share capital and contributed surplus accounts, respectively, with $5,265,000 being charged to retained earnings.

During Q3 09, the Company recognized a stock-based compensation expense of $928,000 (Q3 08 – $1,287,000) in administrative and marketing expenses. Of the amount expensed, $695,000 related to the fair value of options granted, and $233,000 related to deferred share unit compensation. Of the amount expensed during Q3 08, $1,263,000 related to the fair value of options granted, and $24,000 related to deferred share unit compensation.

During the first three quarters of 2009, the Company recognized a stock-based compensation expense of $3,149,000 in administrative and marketing expenses. Of the amount expensed, $2,684,000 related to the fair value of options granted, and $465,000 related to deferred share unit compensation. During the first three quarters of 2008, the Company recognized a stock-based compensation expense of $3,050,000. Of the amount expensed, $3,226,000 related to the fair value of options granted, and $111,000 related to the restricted shares issued on The Keith Companies, Inc. acquisition, offset by a $287,000 reduction in deferred share unit compensation.

The fair value of options granted was reflected through contributed surplus, the deferred share unit compensation was reflected through accrued liabilities, and the restricted shares were reflected through deferred stock compensation. Upon the exercise of share options for which a stock-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital.

Share options
		As at September 30
	2009		2008

		Weighted		Weighted
	Share	Average	Share	Average
	Options	Exercise Price	Options	Exercise Price
	#	$	$	$

Share options, beginning of the period	2,061,828	20.97	1,751,022	18.32
Granted	-	-	480,000	29.40
Exercised	(196,398)	8.53	(89,860)	12.40
Forfeited	(23,335)	29.27	(42,334)	23.76
Cancelled	(4,998)	30.61	(2,000)	20.42

Share options, end of the period	1,837,097	22.17	2,096,828	21.00

At September 30, 2009, 1,385,279 (September 30, 2008 – 1,181,486) share options were exercisable at a weighted average price of $16.38 (September 30, 2008 – $15.20).

SEPTEMBER 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

At September 30, 2009, 890,833 (September 30, 2008 – 932,500) options were antidilutive and, therefore, were not considered in computing diluted earnings per share.

Deferred share units

Deferred share units are paid to the directors of the board of the Company upon their death or retirement and are valued at the weighted average of the closing market price of the Company's common shares for the last 10 trading days of the month of death or retirement. These units are recorded at fair value based on the weighted average market price of the Company's shares for the last 10 trading days of the period end date. As at September 30, 2009, 68,558 units were outstanding (September 30, 2008 – 56,000).

9.	Financial Instruments

The Company classifies its financial instruments as follows:

•	Cash and cash equivalents and cash held in escrow are classified as financial assets held for trading and are recorded at fair value, with realized and unrealized gains and losses reported in income.
•
Accounts receivable are classified as receivables and are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with realized gains and losses reported in income.

•
Investments held for self-insured liabilities are classified as financial assets available for sale and are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of, at which time the realized gains and losses are recognized in income.

•
Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities and are initially recorded at fair value and subsequently recorded at amortized cost using the effective interest method, with realized gains and losses reported in income.

•
Derivative other assets and liabilities are classified as held for trading and are accounted for at fair value, with realized and unrealized gains and losses reported in income unless the derivative qualifies and is designated as an effective cash flow hedge, in which case, unrealized gains and losses are recorded in other comprehensive income.

Fair Value

The fair value of a financial instrument on initial recognition is normally the transaction price, which is the value of the consideration given or received. Transaction costs on financial instruments are expensed when incurred. Purchases and sales of financial assets are accounted for at trade dates. Subsequent to initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. The fair values of derivatives are based on third-party market indications and forecasts. The fair values of cash and cash equivalents, cash held in escrow, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values because of the short-term maturity of these instruments. The carrying values of bank loans approximate their fair values because the applicable interest rates are based on variable reference rates. The carrying values of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the interim consolidated financial statements.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, derivative financial instruments, investments held for self-insured liabilities, and accounts receivable.

The Company limits its exposure to credit risk by placing its cash and cash equivalents in, and entering into derivative agreements with, high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. The risk associated with bonds and equities is mitigated by the overall quality and mix of the investment portfolio.

SEPTEMBER 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

The Company maintains an allowance for estimated credit losses on accounts receivable. The estimate is based on the best assessment of the collectibility of the related receivable balance based, in part, on the age of the outstanding accounts receivable and on the Company's historical collection and loss experience.

The Company mitigates risk associated with accounts receivable by providing services to diverse clients in various industries and sectors of the economy. It does not concentrate its credit risk in any particular client, industry, economic, or geographic sector. In addition, management reviews accounts receivable past due on an ongoing basis with the objective of identifying matters that could potentially delay the collection of funds at an early stage. The Company monitors accounts receivable to an internal target of days of revenue in accounts receivable (a non-GAAP measure). At September 30, 2009, there were 62 days of revenue in accounts receivable (December 31, 2008 – 64 days). The maximum amount of credit risk exposure is limited to the carrying amount of the balances in the consolidated financial statements.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company’s liquidity needs can be met through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $300,000,000 credit facility, and the issuance of common shares. The Company believes that internally generated cash flows, supplemented by borrowings and additional equity issues, if necessary, will be sufficient to cover its normal operating and capital expenditures as well as currently anticipated acquisition activity in 2009. Liquidity risk is managed according to the Company’s internal guideline of maintaining a debt to equity ratio of less than 0.5 to 1 (note 10).

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its credit facilities are based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds. The Company minimizes its exposure to floating rates of interest, when appropriate, by entering into interest rate swap agreements (note 7).

If the interest rate on the Company's loan balance at September 30, 2009, had been 0.5% higher, with all other variables held constant, net income would have decreased by approximately $53,000 for the quarter and $159,000 year to date. If the interest rate had been 0.5% lower, there would have been an equal and opposite impact on net income. This analysis excludes US$100 million of the revolving credit facility due to the interest rate swap agreement entered into during 2008.

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in the Company’s net income arise on the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars (note 7).

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries and are recorded as currency translation adjustments in other comprehensive income. The Company does not hedge for this foreign exchange risk.

SEPTEMBER 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

10.	Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures as well as acquisition growth while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders' equity.

The Company manages its capital structure with the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. In order to maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

•	Net debt to equity ratio below 0.5 to 1
•	Return on equity (ROE) at or above 14%

These objectives are established on an annual basis and are monitored on a quarterly basis. The targets for 2009 remained unchanged from 2008.

Net debt to equity ratio, a non-GAAP measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash held in escrow, divided by (2) shareholders’ equity. The Company's net debt to equity ratio was 0.48 to 1 at September 30, 2009 (December 31, 2008 – 0.26 to 1). Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-GAAP measure, is calculated as net income for the last four quarters, divided by average shareholders' equity over each of these quarters. The Company's ROE was 9.8% for the three quarters ended September 30, 2009 (December 31, 2008 – 6.1%). The Company's ROE was below target because of the goodwill impairment charge recorded in Q3 08 and Q3 09 and the intangible assets impairment charge recorded in Q3 08.

The Company is subject to restrictive covenants related to its $300 million revolving credit facility that are measured on a quarterly basis. These covenants include, but are not limited to, debt to earnings ratio and earnings to debt service ratio. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with all the covenants under this agreement as at and throughout the quarter ended September 30, 2009.

SEPTEMBER 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

11. Accumulated Other Comprehensive Income (Loss)

				Realized
		Unrealized	Unrealized	(Gains)
		Gains	Gains	Losses
	Currency	(Losses) on	(Losses) on	Transferred
	Translation	Cash Flow	Financial	to Net
	Adjustments	Hedge	Assets	Income	Total
(In thousands of Canadian dollars)	$	$	$	$	$

Balance, December 31, 2007	(70,513)	-	1,730	(245)	(69,028)
Current period activity	16,398	(60)	(2,180)	(167)	13,991
Income tax effect	-	18	38	3	59

Balance, September 30, 2008	(54,115)	(42)	(412)	(409)	(54,978)

Balance, December 31, 2008	6,410	(2,974)	(1,911)	(394)	1,131
Current period activity	(45,938)	1,294	2,584	285	(41,775)
Income tax effect	-	(396)	(45)	(5)	(446)

Balance, September 30, 2009	(39,528)	(2,076)	628	(114)	(41,090)

The foreign currency translation adjustments represent the unrealized gain or loss on the Company's net investment in self-sustaining US-based operations. The change in the currency translation adjustments during the year relates to the fluctuation in the value of the Canadian dollar relative to the US dollar. Consolidated balance sheet accounts denominated in US dollars have been translated to Canadian dollars at the rate of 1.0707 (December 31, 2008 – 1.2180).

The unrealized gains (losses) on cash flow hedge represent the unrealized gain or loss on the Company's interest rate swap agreement (note 7). The length of time over which the Company hedges its exposure to variability in future cash flows from the interest on its revolving credit facility is 14 months.

The unrealized gains (losses) on financial assets represent the change in the fair values of investments held for self-insured liabilities (note 4).

12.           Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the chief executive officer of the Company, and the Company's operating segments are based on its regional geographic areas.

The Company has four operating segments, which are aggregated into the Consulting Services reportable segment.

SEPTEMBER 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Geographic information	Property and Equipment,
	Goodwill, Intangible Assets

	September 30, 2009	December 31, 2008
(In thousands of Canadian dollars)	$	$

Canada	302,890	183,828
United States	331,977	422,881
International	485	508

	635,352	607,217

Geographic information		Gross Revenue
	For the quarter ended		For the three quarters ended
	September 30		September 30
	2009	2008	2009	2008
(In thousands of Canadian dollars)	$	$	$	$

Canada	227,593	162,752	658,844	482,523
United States	151,014	175,360	496,185	485,574
International	5,554	9,449	22,053	14,594

	384,161	347,561	1,177,082	982,691
Gross revenue is attributed to countries based on the location of the project.

Practice area information		Gross Revenue
	For the quarter ended		For the three quarters ended
	September 30		September 30
	2009	2008	2009	2008
(In thousands of Canadian dollars)	$	$	$	$

Consulting Services
Buildings	67,052	68,611	212,359	206,940
Environment	173,954	101,363	497,857	274,116
Industrial	56,603	67,394	191,637	171,825
Transportation	45,134	43,211	141,165	123,045
Urban Land	41,418	66,982	134,064	206,765

	384,161	347,561	1,177,082	982,691

13.           Employee Future Benefits

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions made subject to maximum limits per employee. The Company accounts for such defined contributions as an expense in the period in which the contributions are made. The expense recorded in Q3 09 was $5,234,000 (Q3 08 – $4,878,000), with a year-to-date expense of $18,536,000 (2008 – $14,310,000).

SEPTEMBER 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

14.	Investment Tax Credits

Investment tax credits arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation are recorded as a reduction of the applicable administrative and marketing expenses when there is reasonable assurance of their ultimate realization. In Q3 09, no investment tax credits (Q3 08 – nil) were recorded as a reduction of administrative and marketing expenses, with a year-to-date recorded credit of $70,000 (2008 – $540,000).

15.	Cash Flows From Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:

	For the quarter ended		For the three quarters ended
	September 30		September 30
	2009	2008	2009	2008
(in thousands of Canadian dollars)	$	$	$	$

CASH FLOWS FROM (USED IN) OPERATING
ACTIVITIES
Net income (loss) for the period	(9,989)	(30,017)	33,031	9,025
Add (deduct) items not affecting cash:
Depreciation of property and equipment	6,863	6,454	20,821	18,657
Amortization of intangible assets	3,061	2,924	11,889	8,143
Impairment of goodwill and intangible assets	35,000	58,369	35,000	58,369
Future income taxes	2,590	(5,780)	(105)	(6,684)
Loss (gain) on dispositions of investments and property and equipment	(98)	(157)	1,478	(569)
Stock-based compensation expense	928	1,287	3,149	3,050
Provision for self-insured liabilities	3,167	2,742	9,979	8,102
Other non-cash items	(3,350)	(2,784)	(8,821)	(2,787)
Share of (income) loss from associated companies	(1,769)	(83)	(2,611)	77
Dividends from equity investments	-	-	592	150

	36,403	32,955	104,402	95,533

Change in non-cash working capital accounts:
Accounts receivable	(7,666)	12,439	27,219	(4,675)
Costs and estimated earnings in excess of billings	146	2,400	(15,437)	(6,258)
Prepaid expenses	(3,675)	(256)	(4,270)	2,753
Accounts payable and accrued liabilities	37,392	(6,359)	(49,192)	(31,966)
Billings in excess of costs and estimated earnings	287	3,632	(5,740)	3,337
Income taxes payable/recoverable	14	9,795	(20,826)	(2,846)

	26,498	21,651	(68,246)	(39,655)

Cash flows from operating activities	62,901	54,606	36,156	55,878

SEPTEMBER 30, 2009
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Shareholder Information

Transfer Agent

Computershare Trust Company of Canada
Calgary, Alberta

Auditors
Ernst & Young LLP
Chartered Accountants
Edmonton, Alberta

Principal Bank
Canadian Imperial Bank of
Commerce

Securities Exchange Listing
Stantec shares are traded
on the Toronto Stock Exchange
and New York Stock Exchange
under the symbol STN.

Investor Relations
Stantec Inc.
10160 - 112 Street
Edmonton AB
Canada T5K 2L6
Tel: (780) 917-7000
Fax: (780) 917-7330
ir@stantec.com